

02044563


JUL 25 2002
104

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

P.E. 6-30-02

Commission File Number: 333-13586

For the Month of June, 2002

Total number of pages : 110
The exhibit index is located on page 2.

Mitsui Sumitomo Insurance Company, Limited
(Translation of registrant's name into English)

**27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

Table of Contents

On June 27, 2002, pursuant to the Securities and Exchange Law of Japan, the company filed with the Kanto Financial Bureau its Annual Report for the year ended March 31.

00119 5,000 2001.10 (新)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: July 10, 2002

By: /s/ Kazuhiko Yaguchi
Kazuhiko Yaguchi
General Manager ,
Shareholder Relations & Legal Dept.

May 20, 2002

Summary of Non-Consolidated Financial Statements for the Year Ended March 31, 2002

Name of Listed Company: Mitsui Sumitomo Insurance Company, Limited
Code Number: 8752

Stock Exchanges: Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange

Headquarters: Tokyo

(URL http://www.ms-ins.com)

Contact: Hiroyuki Takahashi
Manager of Financial Accounting Section, Accounting Department
Phone number 03-3297-6648

The Board of Directors approved the non-consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the "Company") on the following date: May 20, 2002

Whether or not the system to pay interim dividends has been provided for in the Articles of Incorporation: Not provided.

Date of the Ordinary General Meeting of Shareholders: June 27, 2002

Whether or not the unit share (*tan-gen kabu*) system has been adopted by the Company:Provided
(The unit of share for one vote (1 *tan-gen*) is 1,000 shares)

1. Non-consolidated business results for the year ended March 31, 2002 (from April 1, 2001 to March 31, 2002):

(Note) All amounts are in millions of yen except for per share data and amounts less than one million have been disregarded. In addition, any negative amounts appear with the mark (-). The same shall be applied hereinafter.

(1) Non-consolidated operating results

	Net premiums written		Ordinary profit		Net income	
	¥ mil	%	¥ mil	%	¥ mil	%
	(883,928)*	(43.9)*				
For the year ended March 31, 2002	889,361	44.8	49,853	115.9	16,445	26.1
For the year ended March 31, 2001	614,287	2.5	23,088	-18.1	13,046	32.5

	Net income per share	Diluted net income per share	Return on equity	Net loss ratio	Net operating expenses ratio
				(59.5%)*	(36.6%)*
For the year ended March 31, 2002	¥14.74	¥13.93	1.6%	59.1%	36.4%
For the year ended March 31, 2001	¥17.01	¥16.03	2.4%	60.4%	37.7%

(Notes)

(1) The average number of shares of common stock in issue was 1,115,620,523 shares for the year ended March 31, 2002 and 766,799,626 shares for the year ended March 31, 2001.

(2) No accounting change was made during the year ended March 31, 2002.

(3) The percentages presented in the column "Net premiums written", "Ordinary profit" and "Net income" above represent an increase or decrease ratio in comparison with the corresponding figures for the previous business year.

○ Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100

○ Net operating expenses ratio = (Commission and brokerage expenses + Operating, general an administrative expenses) / Net premiums written × 100

(Operating, general and administrative expenses are limited to those incurred with underwriting of insurance.)

* The figures presented in parenthesis in the column "Net premiums written", "Net loss ratio" and "Net claims paid" represent the amount after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies. Since the relevant amount of this refundable premium is reserved in the underwriting reserves, it has no effect on ordinary profit nor net income for the year ended March 31, 2002.

(2) Dividends

	Annual dividend per share		
		Interim dividend per share	Year-end dividend per share
For the year ended March 31, 2002	¥7.50	–	¥7.50
For the year ended March 31, 2001	¥7.00	–	¥7.00

	Total dividends per year (¥ mil.)	Dividend as a percentage of net income	Dividend as a percentage of shareholders' equity
For the year ended March 31, 2002	10,949	66.6%	0.9%
For the year ended March 31, 2001	5,300	40.6%	0.7%

(3) Non-consolidated financial conditions

	Total assets (¥ mil.)	Shareholders' equity (¥ mil.)	Shareholders' equity as a percentage of total assets	Shareholders' equity per share (¥)
As of March 31, 2002	6,897,755	1,262,507	18.3%	864.74
As of March 31, 2001	3,713,926	767,687	20.7%	1,013.82

(Note)
(1) The number of shares of common stock in issue was 1,459,972,121 shares as of March 31, 2002 and 757,216,064 shares as of March 31, 2001.
(2) Number of treasury stock at the end of the year ended March 31, 2002 was 19,921,884 shares.

2. Non-consolidated operating results forecast for the Year ending March 31, 2003

	Net premiums written	Ordinary income	Net income	Annual dividend per share		
				Interim dividend	(Year-end dividend)	
For the six months ending September 30, 2002	¥ mil (636,900)* 630,500	¥ mil 23,000	¥ mil 10,000	--	--	--
For the year ending March 31, 2003	¥ mil (1,266,000)* 1,252,400	¥ mil 63,000	¥ mil 30,000	--	¥7.50	¥7.50

The estimated net income per share for the year ending March 31, 2003: ¥20.54

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company to market existing and new insurance products effectively, infringements intellectual property rights of the Company and the adverse outcome of material litigation.

(Note) Please refer to page 26 of the Japanese original version with respect to the preconditions and other related matters for the operating results forecast stated above.

* The figure presented in parenthesis in the column "Net premiums written" represents the amount after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies.

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Income and Loss for the Year ended March 31, 2002 in comparison with the Previous Business Year

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended Mar. 31, 2001 (84th Business Year)	For the business year ended Mar. 31, 2002 (85th Business Year)	Fluctuation	Percentage of increase or decrease
				%
Direct premiums written (including deposit premiums by policyholders)	841,375	1,172,615	331,239	39.4
Direct premiums written	670,883	962,470	291,586	43.5
Ordinary Income and Expenses				
Underwriting income	**899,745**	**1,284,936**	**385,190**	**42.8**
Net premiums written	614,287	883,928	269,641	43.9
Deposit premiums by policyholders	170,492	210,145	39,652	23.3
Underwriting expenses	**777,453**	**1,110,235**	**332,782**	**42.8**
Net losses paid	339,101	481,624	142,522	42.0
Losses adjustment expenses	32,120	44,007	11,886	37.0
Commission and brokerage expenses	109,195	156,230	47,034	43.1
Deposits to policyholders	283,072	403,098	120,025	42.4
Investment income	**48,794**	**75,211**	**26,416**	**54.1**
Interest and dividend income	58,939	91,571	32,631	55.4
Gain on sales of securities	22,779	30,775	7,996	35.1
Investment expenses	**18,035**	**22,467**	**4,432**	**24.6**
Loss on sales of securities	1,360	2,278	917	67.4
Loss on devaluation of securities	8,161	15,910	7,749	95.0
Operating, general and administrative expenses	**129,701**	**178,496**	**48,795**	**37.6**
Operating, general and administrative expenses for underwriting	122,328	167,491	45,163	36.9
Other ordinary income and expenses	- 260	905	1,166	--
Ordinary profit	**23,088**	**49,853**	**26,764**	**115.9**
Underwriting gain	404	7,758	7,354	1,818.9
Extraordinary Income and Losses				
Extraordinary income	30,701	2,212	- 28,488	- 92.8
Extraordinary losses	36,047	28,929	- 7,118	- 19.7
Extraordinary income and losses	**- 5,346**	**- 26,716**	**- 21,370**	--
Income before income taxes	17,742	23,137	5,394	30.4
Income taxes and inhabitants' taxes	345	5,361	5,016	1,452.8
Adjustment of income taxes	4,350	1,329	- 3,020	- 69.4
Net income	**13,046**	**16,445**	**3,399**	**26.1**
Unappropriated retained earnings brought forward from the previous business year	15,775	7,016	- 8,758	- 55.5
Unappropriated retained earnings received due to the merger	--	17,134	17,134	--
Retirement of treasury stock with net income	12,247	--	- 12,247	- 100.0
Unappropriated retained earnings at end of business year	**16,575**	**40,597**	**24,022**	**144.9**
Raito	%	%		
Net loss ratio	60.4	59.5		
Net operating expense ratio	37.7	36.6		
Yield on investment asset (income yield)	2.38	2.45		
Yield on asset management (realized yield)	--	2.82		

(Reference) Total return based on the market value: 10.73% for the business year ended March 31, 2002

(Note) 1. Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses
"Other income and expenses" includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

2. In addition to the existing "yield on investment asset", the Company has newly disclosed two types of yields, namely, the "yield on asset management" and the "total return based on the market value" for the business year under review. The calculation method of each yield is stated on page 26 of the Japanese original and page 32 of the English translation.

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001 (84th Business Year)			For the business year ended March 31, 2002 (85th Business Year)		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	128,776	1.2	15.3	187,734	45.8	16.0
Marine Insurance	31,298	0.2	3.7	45,670	45.9	3.9
Personal Accident Insurance	195,011	- 6.9	23.2	247,868	27.1	21.1
Automobile Insurance	303,931	2.5	36.1	438,912	44.4	37.4
Compulsory Automobile Liability Insurance	85,215	2.7	10.2	113,242	32.9	9.7
Miscellaneous	97,143	11.5	11.5	139,187	43.3	11.9
Total	**841,375**	**0.8**	**100.0**	**1,172,615**	**39.4**	**100.0**
Deposit premiums by policyholders (inclusive)	170,492	- 7.3	20.3	210,145	23.3	17.9

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001 (84th Business Year)			For the business year ended March 31, 2002 (85th Business Year)		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	81,700	3.4	13.3	117,068	43.3	13.3
Marine Insurance	27,224	0.2	4.4	39,187	43.9	4.4
Personal Accident Insurance	69,156	- 1.6	11.3	92,994	34.5	10.5
Automobile Insurance	304,376	2.5	49.5	438,103	43.9	49.6
Compulsory Automobile Liability Insurance	48,595	2.5	7.9	69,247	42.5	7.8
Miscellaneous	83,233	5.9	13.6	127,327	53.0	14.4
Total	**614,287**	**2.5**	**100.0**	**883,928**	**43.9**	**100.0**

(Note) The refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity:
For the business year ended March 31, 2001: ¥ -- million
For the business year ended March 31, 2002: ¥5,432 million

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001 (84th Business Year)			For the business year ended March 31, 2002 (85th Business Year)			
	Amount	Increase	Net loss ratio	Amount	Increase	Net loss ratio	(Fluctuation)
		%	%		%	%	%
Fire Insurance	29,487	- 21.9	38.8	36,946	25.3	33.9	- 4.9
Marine Insurance	14,228	- 12.0	56.1	21,303	49.7	57.3	1.2
Personal Accident Insurance	28,913	- 2.0	45.3	38,757	34.0	44.7	- 0.6
Automobile Insurance	185,945	10.1	66.7	260,860	40.3	65.1	- 1.6
Compulsory Automobile Liability Insurance	31,270	5.3	76.6	43,875	40.3	76.2	- 0.4
Miscellaneous	49,256	- 1.8	63.4	79,880	62.2	66.0	2.6
Total	**339,101**	**2.1**	**60.4**	**481,624**	**42.0**	**59.5**	**- 0.9**

(Note) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Years	84th Business year (As of March 31, 2001)		85th Business year (As of March 31, 2002)		Fluctuation
	Amount	Ratio	Amount	Ratio	
(Assets)				%	
Cash on hand and in banks	**135,278**	**3.64**	**342,694**	**4.97**	**207,415**
Cash	842		1,193		
Bank deposits	134,435		341,500		
Call loans	**10,000**	**0.27**	--	--	**- 10,000**
Monetary claims bought	**79,455**	**2.14**	**17,774**	**0.26**	**- 61,681**
Money trust	**39,437**	**1.06**	**38,416**	**0.56**	**- 1,021**
Securities	**2,294,256**	**61.77**	**4,556,189**	**66.05**	**2,261,932**
National government bonds	36,276		116,206		
Municipal bonds	105,095		530,675		
Corporate bonds	575,624		1,116,516		
Stock	1,202,123		1,919,063		
Foreign securities	356,345		839,011		
Other securities	18,790		34,715		
Loans	**433,013**	**11.66**	**757,797**	**10.98**	**324,783**
Policy loans	13,927		25,887		
General loans	419,085		731,909		
Real property and equipment	**192,741**	**5.19**	**306,376**	**4.44**	**113,634**
Land	75,118		100,119		
Buildings	100,649		174,922		
Equipment	16,124		30,543		
Construction in progress	849		791		
Other assets	**193,301**	**5.21**	**334,717**	**4.85**	**141,416**
Premiums receivable	1,462		3,798		
Home agents' balances	47,410		82,253		
Foreign agents' balances	5,012		2,361		
Co-insurance receivables	3,875		6,929		
Reinsurance receivables	32,989		61,698		
Foreign reinsurance receivables	12,197		23,237		
Agency business receivables	261		516		
Accounts receivables	19,432		10,529		
Accrued income	9,120		22,025		
Deposits receivables	11,117		29,234		
Deposits with Japan Earthquake Reinsurance Company	23,430		47,923		
Suspense payments	23,014		38,660		
Financial derivative instruments	3,507		3,857		
Deferred hedge loss	1		1,001		
Other assets	466		690		
Customers' guarantees liability	**357,383**	**9.62**	**569,505**	**8.26**	**212,121**
Allowance for bad debts	**- 20,941**	**- 0.56**	**- 25,707**	**- 0.37**	**- 4,765**
Allowance for investment losses	--	--	**- 8**	**- 0.00**	**- 8**
Total Assets	**3,713,926**	**100.00**	**6,897,755**	**100.00**	**3,183,828**

00119 5,000 2001.10 (新)

(All amounts are in millions of yen.)

Accounts \ Years	84th Business Year (As of March 31, 2001)		85th Business Year (As of March 31, 2002)		Fluctuation
	Amount	Ratio	Amount	Ratio	
(Liabilities)					
Underwriting funds	**2,219,654**	**59.77**	**4,512,929**	**65.43**	**2,293,275**
Reserve for outstanding claims	189,062		405,463		
Underwriting reserves	2,030,591		4,107,466		
Convertible bonds	**52,594**	**1.42**	**85,098**	**1.23**	**32,504**
Other liabilities	**94,523**	**2.54**	**150,437**	**2.18**	**55,914**
Co-insurance payables	5,012		7,397		
Reinsurance payables	26,099		44,506		
Foreign reinsurance payables	11,559		20,310		
Agency business payables	0		179		
Accrued income taxes	2,605		5,298		
Guarantee money	4,651		11,215		
Deferred income	610		892		
Accounts payables	32,817		34,221		
Suspense receipts	5,921		17,473		
Financial derivative instruments	3,595		2,190		
Deferred hedge gains	82		5,186		
Other liabilities	1,565		1,565		
Accrued retirement benefits	**83,638**	**2.25**	**163,190**	**2.37**	**79,551**
Accrued bonuses for employees	**3,563**	**0.10**	**10,685**	**0.15**	**7,121**
Reserve for loss on sales of credits	**2,650**	**0.07**	**1,619**	**0.02**	**- 1,031**
Reserve for loss on investments in real estate	**2,309**	**0.06**	**1,220**	**0.02**	**- 1,089**
Reserve for price fluctuation	**9,574**	**0.26**	**20,429**	**0.30**	**10,855**
Deferred tax liabilities	**120,346**	**3.24**	**120,132**	**1.74**	**- 214**
Guarantees outstanding	**357,383**	**9.62**	**569,505**	**8.26**	**212,121**
Total Liabilities	**2,946,239**	**79.33**	**5,635,248**	**81.70**	**2,689,009**
(Shareholders' Equity)					
Capital stock	**68,453**	**1.84**	**128,476**	**1.86**	**60,022**
Statutory reserve	**61,621**	**1.66**	**118,032**	**1.71**	**56,411**
Additional paid-in capital	46,440		81,991		
Legal earned reserve	15,181		36,040		
Other retained earnings	**191,948**	**5.17**	**347,936**	**5.05**	**155,987**
Voluntary reserve	175,373		307,339		
Special reserve	76,000		90,600		
Reserve for cash dividends	36,600		66,400		
Reserve for retirement allowance to officers	1,400		1,400		
Special reserve for underwriting	61,100		146,900		
Reserve for losses on overseas investments, etc.	3		7		
Reserve for special depreciation	270		1,341		
Reserve for advanced depreciation	--		690		
Unappropriated retained earnings	16,575		40,597		
Net income	13,046		16,445		
Unrealized holding gain or loss	**445,663**	**12.00**	**679,664**	**9.85**	**234,001**
Treasury stock	**--**	**--**	**- 11,603**	**- 0.17**	**- 11,603**
Total of shareholders' equity	**767,687**	**20.67**	**1,262,507**	**18.30**	**494,819**
Total Liabilities and Shareholders' equity	**3,713,926**	**100.00**	**6,897,755**	**100.00**	**3,183,828**

(Note) Increase or decrease in shares issued during the year ended March 31, 2002:

- The increase in the number of shares upon issuance of new shares due to the merger (New shares have been allotted to the shareholders at the rate of 1.09 par value shares of common stock of the Company' for one (1) par value share of common stock of The Sumitomo Marine & Fire Insurance Co., Ltd.) 722,670,455 shares
  (Aggregate amount of the increase in capital stock: ¥60,020 million)
- The increase in the number of shares upon conversion of the 3rd series unsecured convertible bonds No. 2 into shares: 7,486 shares
  (Conversion price: ¥667.90, Amount of the increase in capital stock: ¥334)

Statement of Income

(All amounts are in millions of yen)

Accounts \ Years	84th Business Year (April 1, 2000 - March 31 2001) Amount	85th Business Year (April 1, 2001 - March 31 2002) Amount	Fluctuation
Ordinary Income and Expenses			
Ordinary Income	**950,687**	**1,363,288**	**412,600**
Underwriting income	**899,745**	**1,284,936**	**385,190**
Net premiums written	614,287	889,361	275,073
Deposit premiums by policyholders	170,492	210,145	39,652
Investment in income on deposit premiums, etc.	37,212	52,638	15,425
Decrease in underwriting reserves	77,285	132,243	54,958
Foreign exchange gain	464	504	39
Other underwriting income	2	43	40
Investment income	**48,794**	**75,211**	**26,416**
Interest and dividends income	58,939	91,571	32,631
Income from money trusts	2,443	1,357	- 1,085
Gain on sales of securities	22,779	30,775	7,996
Gain on maturity of securities	1,073	1,402	328
Foreign exchange gain	--	1,588	1,588
Other investment income	771	1,154	383
Transfer of investment income on deposit premiums, etc.	- 37,212	- 52,638	- 15,425
Other Ordinary Income	**2,147**	**3,139**	**992**
Ordinary Expense	**927,598**	**1,313,434**	**385,835**
Underwriting expenses	**777,453**	**1,110,235**	**332,782**
Net losses paid	339,101	481,624	142,522
Losses adjustment expenses	32,120	44,007	11,886
Commission and brokerage expenses	109,195	156,230	47,034
Deposits to policyholders	283,072	403,098	120,025
Maturity dividends to policyholders	402	271	- 131
Increase in underwriting reserves	13,387	24,749	11,361
Other underwriting expenses	171	254	82
Investment expenses	**18,035**	**22,467**	**4,432**
Loss on money trusts	4,952	2,718	- 2,234
Loss on sales of securities	1,360	2,278	917
Loss on devaluation of securities	8,161	15,910	7,749
Loss on maturity of securities	107	38	- 68
Expenses for financial derivative instruments	1,319	765	- 554
Foreign exchange loss	1,428	--	- 1,428
Other investment expenses	705	756	51
Operating, general and administrative expenses	**129,701**	**178,496**	**48,795**
Other ordinary expenses	**2,407**	**2,233**	**- 174**
Interest paid	464	795	331
Bad debt loss	1,071	0	- 1,070
Increase in reserve for loss on sales of credits	163	--	- 163
Other ordinary expenses	708	1,437	728
Ordinary profit	**23,088**	**49,853**	**26,764**
Extraordinary Income and Losses			
Extraordinary income	**30,701**	**2,212**	**- 28,488**
Gain on disposal of real property and equipment	4,407	1,062	- 3,345
Other extraordinary income	26,293	1,150	- 25,143
Extraordinary losses	**36,047**	**28,929**	**- 7,118**
Loss on disposal of real property and equipment	3,324	2,480	- 843
Reserve for price fluctuation	2,693	2,712	18
Other extraordinary loss	30,029	23,735	- 6,293
Income before income taxes	**17,742**	**23,137**	**5,394**
Income taxes and inhabitants' taxes	345	5,361	5,016
Adjustment of income taxes	4,350	1,329	- 3,020
Net income	**13,046**	**16,445**	**3,399**
Unappropriated retained earnings brought forward from the previous business year	15,775	7,016	- 8,758
Unappropriated retained earnings received due to the merger	--	17,134	17,134
Retirement of treasury stock with net income	12,247	--	- 12,247
Unappropriated retained earnings	**16,575**	**40,597**	**24,022**

PROPOSAL OF PROFIT APPROPRIATION

(All amounts are in millions of yen.)

Accounts \ Years	84th Business Year (April 1, 2000 - March 31 2001)	85th Business Year (April 1, 2001 - Mar.ch31 2002)	Fluctuation
	Amount	Amount	
Unappropriated retained earnings at the end of business year:	**16,575**	**40,597**	**24,022**
Reversal of voluntary reserve	**38**	**164**	**125**
Reserve for losses on overseas investments, etc.	0	0	
Reserve for special depreciation	38	159	
Reserve for advanced depreciation	--	4	
Total	**16,613**	**40,761**	**24,147**
Appropriations	**9,597**	**18,933**	**9,336**
Legal earned reserve	1,100	2,300	
Reserve for cash dividends to shareholders	5,300	10,949	
	(Ordinary dividends of ¥7.00 per share)	(Ordinary dividends of ¥7.50 per share)	
Bonuses for directors	55	84	
Voluntary reserve	3,141	5,600	
Special reserve	900	2,800	
Reserve for cash dividends	900	800	
Special reserve for underwriting	1,000	2,000	
Reserve for special deprecation	341	--	
Retained earnings carried forward to next business year:	**7,016**	**21,827**	**14,810**

(Notes) 1. Bonuses for directors means the bonuses payable for directors of the Company.
2. Any amount less than one million yen is disregarded.

00119 5,000 2001.10 (新)

(Notes to the 85th Business Year)

Significant Accounting Policies for Non-Consolidated Financial Statements

1. Standard and method of valuation for securities are as follows:

   (1) Valuation of the held-to-maturity securities is carried at the depreciation cost method.
   (2) Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.
   (3) Marketable securities classified as other securities are carried at market value as of the end of the business year with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. The cost of securities sold is calculated by the moving average method.
   (4) Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

2. Valuation of securities managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

3. Valuation of derivative transactions is carried at the market price method. Provided, however, that derivative transactions that fulfill requirements for transfer treatments permitted for foreign forward exchanges, etc. are accounted for using treatments and that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

4. Depreciation of real property and equipment is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

5. Translation standards for assets and liabilities denominated in foreign currencies are translated into Japanese yen in accordance with the provisions of the Accounting Standards for Foreign Currency Transactions.

6. Basis for significant allowances:

(1) The allowance for bad debts is provided for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is

00119 5,000 2001.10 (新)

provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

The division controlling the respective assets has carried out the appraisal of all assets based on the standards for self-appraisal of assets, the business inspection division independent of the relevant division has inspected the results of the above appraisal and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

(2) To provide for possible future losses on securities, the amount deemed necessary based on the Company's self-appraisal of assets is provided to reserve for investment loss.

(3) With respect to the accrued retirement benefits, an amount calculated based on the amounts estimated for retirement benefit obligations and the pension fund at the end of the business year ended March 31, 2002 is stated in order to prepare for future payment of retirement benefits to employees.
Prior service cost is amortized as incurred by the straight-line method over the average remaining years of services of the employees.
Actuarial difference is amortized in the year following the year in which such difference is recognized by the straight-line method over the average remaining years of services of the employees.

(4) Accrued bonuses for employees are provided on the basis of an estimated amount payable at the end of the business year under review.

(5) The reserve for loss on sales of credits is made in an estimated amount of loss at the end of the business year under review to provide for possible loss that might be incurred in the future due to a drop in the value of real estate securing debts sold to Cooperative Credit Purchasing Company, Ltd.

(6) Allowance for investments losses is made in an estimated amount of loss at the end of the business year under reivew, which is prepared to be paid for possible losses incurred in connection with transactions of real estate investment.

7. The reserve for price fluctuation is made to provide for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

8. Deferred hedges are applied to share option transactions which are to be entered into in order to hedge share price fluctuations in connection with holding of shares. Exceptional treatments of deferred hedges or interest rate swaps are applied to the interest rate swap transactions which are to be entered into in order to hedge cash flow fluctuations of loans and bonds due to fluctuations in interest rates.
The effectiveness of hedging is judged every six-month period based on comparisons between hypothetical total of market fluctuations or cash flow fluctuations concerned with the hedging and total market fluctuations and cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Provided, however, that hedging transactions in which it is apparent that a high correlation is recognized between a hedging and the hedging vehicle and hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps, are excluded from hedging effectiveness evaluation.

9. Consumption tax, etc. is accounted under the tax exclusive method except that consumption tax relating to loss adjustment expense, operating expenses and

00119 5,000 2001.10 (新)

general and administrative expenses is accounted under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in suspense payments and amortized in equal installments over a period of five years.

10. Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

11. (1) Among loans receivables, receivables from obligors who are under collapse of management are ¥5,501 million and receivables in delay are ¥14,743,660 million.
Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.
Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in the obligors.

(2) Among loans receivables, receivables in arrears for three months or more amounts to ¥742 million.
Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(3) Among loans receivables, receivables to which eased loan conditions were granted amount to ¥12,915 million.
Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

(4) Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥33,903 million.

12. The accumulated amount of depreciation of buildings and equipment and movable assets is ¥267,693 million and the deferred profit on sales of properties with reduction of acquisition costs of other properties is ¥23,732 million.

13. Net income per share for the business year under review is ¥14.74.

14. Net assets prescribed for in Section 1-6, Article 290 of the Commercial Code of Japan amount to ¥677,101 million.

15. The total receivables from subsidiaries amount to ¥8,351 million and the total payables to subsidiaries amount to ¥3,064 million.

16. The carrying value of the investments in subsidiaries is ¥86,746 million.

17. Assets pledged as collateral comprise of securities in an amount of ¥6,719 million.

18. Investment securities loaned by the agreement of loan for consumption in the aggregate amount of ¥76,882 million are included in government bonds, bonds and foreign securities

19. Matters relating to retirement benefits are as follows:
(1) Retirement benefit obligations and the details thereof:

Retirement benefit obligations	- 317,833 million
Pension fund	147,000 million
Unfunded retirement benefit obligations	- 170,832 million
Unrecognized actuarial difference	26,694 million
Unrecognized past service cost	-19,052 million
Accrued retirement benefits	- 163,190 million

(2) Basis for calculation of retirement benefit obligations, etc.

Attribution of retirement obligations:	Straight-line method
Discount rates	2.50%
Expected rate of return on investment income	4.07%
Amortization period of past service cost	4 years
Amortization period of actuarial difference	10 years

20. The aggregate amount of deferred tax assets amounts to ¥276,262 million, and the aggregate amount of deferred tax liabilities amounts to ¥386,661 million. An amount deducted as a valuation reserve from deferred tax assets amounted to ¥9,733 million.
Deferred tax assets consist of ¥142,584 million of underwriting reserve, ¥53,268 million of accrued retirement benefits, ¥24,171 million of investment securities and ¥14,332 million of software.
Deferred tax liabilities consist principally of ¥383,973million represented by both other investment securities and a difference resulting from evaluation of monetary claims bought which was treated by the same method applied to other investment securities.

21. The Company has extended guarantees in the amount of ¥27,956 million in connection with the insurance underwritten by subsidiaries of the Company.

22. As from the business year under review (inclusive), the prescribed form for a balance sheet is revised owing to an amendment to the Enforcement Regulations of the Insurance Business Law. "Treasury Stock" used to be shown in "Assets" hitherto is appeared at the end of "Stockholders' Equity".

23. Any portion of an amount less than the unit stated is disregarded.

00119 5,000 2001.10 (新)

(Notes to Statement of Income)

1. Total income from transactions with subsidiaries amounted to ¥11,123 million and total expenses amounted to ¥32,987 million.

2. (1) Breakdown of net premiums written:

Gross premiums	¥1,051,536 million
Ceded premiums	162,174 million
Difference	¥889,361 million

(2) Breakdown of net losses paid:

Gross losses	¥612,851 million
Losses recovered by reinsurance	131,227 million
Difference	¥481,624 million

(3) Breakdown of commission and brokerage expenses:

Commission and brokerage expenses	¥168,130 million
Reinsurance commissions	¥11,900 million
Difference	¥156,230 million

(4) Breakdown of interest receivable and dividends receivable:

Interest on bank deposits	¥1,700 million
Interest on call loans	0 million
Interest on purchase *gensaki* account	4 million
Interest on monetary receivables bought	75 million
Interest on and dividends from securities	67,642 million
Interest on loans	14,380 million
Rent of real property	6,808 million
Other interest	958 million
Total	¥91,571 million

3. The total amount of the loss and profit of the evaluation in "Gain on money trust operation" and "Loss on money trust operation" results in a loss amounting to ¥1,120 million. The total amount of the loss and profit of the evaluation in "Financial instruments" results in a profit amounting to ¥291 million.

4. "Other extraordinary income" includes the reversal of reserve for bad debts amounting to ¥1,098 million, the reversal of reserve for investment losses amounting to ¥14 million and the reversal of reserve for loss on sales of credits amounting to ¥36 million, respectively.

5. "Other extraordinary losses" includes the expenses for merger amounting to ¥23,336 million, evaluation losses of the buildings and the construction in progress amounting to ¥132 million arising out of substantial reduction of the market prices, as well as expenses arising from the business transfer from overseas branch(es) to overseas subsidiary(ies) amounting to ¥266 million, respectively.

6. The expenses for retirement benefits, which were provided as "Loss adjustment expense" and "Operating expenses and general administrative expenses" amount to ¥12,333 million and the details thereof are set forth below:

Service cost:	¥10,853 million
Interest cost:	¥6,759 million
Expected investment income:	- ¥4,413 million
Amortization of actuarial difference	¥976 million
Expenses for past service cost:	- ¥1,843 million
Total:	¥ 12,333 million

7. The statutory effective tax rate for the business year under review is 36.1%. The rate of tax, including but not limited to corporate tax, after application of the tax effect accounting, is 28.9%. The deference between the two percentages derives principally from no addition of dividends receivable to taxable income in the amount of 15.9%, increase in reserve for evaluation in the amount of 3.8% and no addition of socializing costs to taxable expenses in the amount of 3.8%.

8. Any portion of amount less than the unit stated is disregarded.

Lease Transactions

84th Business Year (From April 1, 2000 to March 31, 2001)	85th Business Year (From April 1, 2001 to March 31, 2002)
Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee 1. The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2001 were as follows: *(Millions of yen)*	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee 1. The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows: *(Millions of yen)*
Acquisition costs Accumulated depreciation Net book value Equipment 2,183 1,475 707	Acquisition costs Accumulated depreciation Net book value Equipment 2,982 2,266 715
The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.	(Note) Same as that for the 84th business year.
2. Future minimum lease payments outstanding as of March 31, 2001 are summarized as follows: *Due in one year or less* ¥390 million Due after one year 317 million Total ¥707 million	2. Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows: Due in one year or less ¥473 million Due after one year 242 million Total ¥715 million
The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.	Same as that for the 84th business year.
3. Lease payments and depreciation of leased assets are shown below: Lease payments ¥424 million Depreciation ¥424 million	3. Lease payments and depreciation of leased assets are shown below: Lease payments ¥1,066 million Depreciation ¥1,066 million
4. Method of calculation of depreciation Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.	4. Method of calculation of depreciation Same as that for the 84th business year.

00119 5,000 2001.10 (新)

Securities

1. Securities for sale and purchase:
   Not applicable.

2. Information on held-to-maturity debt securities for which market value is available:

(Millions of yen)

Types of securities		84th Business Year (As of March 31, 2001)			85th Business Year (As of March 31, 2002)		
		Carrying value	Market Value	Unrealized gain (loss)	Carrying value	Market Value	Unrealized gain (loss)
Securities, of which market value is more than carrying value of the balance sheet	Foreign securities	1,631	1,636	4	1,136	1,645	508
Securities, of which market value is not more than carrying value of the balance sheet	--	--	--	--	--	--	--
Total		1,631	1,636	4	1,136	1,645	508

3. Shares of subsidiaries and affiliate companies for which market value is available:
   Not applicable.

4. Other securities for which market value is available:

(Millions of yen)

Types of securities		84th Business Year (As of March 31, 2001)			85th Business Year (As of March 31, 2002)		
		Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities, of which carrying value is more than acquisition costs	Bonds and debentures	644,842	680,403	35,560	1,523,553	1,586,324	62,770
	Stock	471,682	1,120,570	648,887	812,854	1,739,127	926,273
	Foreign securities	157,679	176,816	19,136	572,135	667,810	95,675
	Other	7,000	7,041	41	18,333	19,462	1,128
	Subtotal	1,281,204	1,984,831	703,627	2,926,876	4,012,724	1,085,848
Securities, of which carrying value is not more than acquisition costs	Bonds and debentures	16,995	16,852	- 142	174,601	172,474	- 2,127
	Stock	40,711	36,674	- 4,036	120,400	101,503	- 18,897
	Foreign securities	47,392	43,976	- 3,416	78,160	75,092	- 3,068
	Other	5,981	5,473	- 507	9,862	9,056	- 805
	Subtotal	111,080	102,976	- 8,103	383,025	358,126	- 24,899
Total		1,392,285	2,087,808	695,523	3,309,902	4,370,850	1,060,948

5. Other securities, which were sold during business year under review:

(Millions of yen)

Types of securities	84th Business Year (April 1, 2000 - March 31, 2001)			85th Business Year (April 1, 2001 - March 31, 2002)		
	Selling price	Total gain on sales	Total loss on sales	Selling price	Total gain on sales	Total loss on sales
Other securities	152,105	40,690	1,518	200,170	30,775	2,375

00119 5,000 2001.10 (新)

(April 1, 2000 - March 31, 2001)	(April 1, 2001 - March 31, 2002)
¥17,912 million out of the gain on sales of other securities stated in the above table is included in "other extraordinary income" and the remaining amount of such gain on sales is included in the "gain on sales of securities" in the accompanying statement of income. The loss on sales of other securities stated in the above table is represented as the "loss on sales of securities" after setting-off the reversal of reserve for investment loss amounting to ¥159 million.	The loss on sales stated in the above table is represented as "loss on sales of securities" after setting-off the reversal of reserve for investment loss amounting to ¥97 million.

6. Information on and amount of securities which are not carried at market value:

84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
(1) Held-to-maturity debt securities: Transferable deposits of ¥415 million, which are included in cash and bank deposits, and commercial paper of ¥74,769 million, which is included in monetary claims bought in the balance sheet, are accounted for as the held-to-maturity debt securities. (2) Shares of subsidiaries and affiliate companies: Stock: ¥25,575 million Foreign securities: ¥27,151 million Others: ¥1,854 million (3) Other securities Bonds and debentures: ¥19,741 million Stock: ¥19,299 million Foreign securities: ¥106,770 million Others: ¥4,420 million	(1) Held-to-maturity debt securities Transferable deposits of ¥33,145 million, which are included in cash and bank deposits, and commercial paper of ¥14,808 million, which is included in monetary claims bought in the balance sheet, are accounted for as the held-to-maturity debt securities. (2) Shares of subsidiaries and affiliate companies: Stock: ¥36,457 million Foreign securities: ¥56,946 million Others: ¥3,338 million (3) Other securities Bonds and debentures: ¥4,599 million Stock: ¥41,975 million Foreign securities: ¥38,026 million Others: ¥4,135 million (Note) "Others" includes beneficiary rights for loan credits trust, which are accounted for as monetary claims bought in the balance sheet.

7. Redemption amounts of securities with maturity and held-to-maturity debt securities, which are classified as "Other securities":

(Millions of yen)

Types of securities	84th Business Year (As of March 31, 2001)				85th Business Year (As of March 31, 2002)			
	Due in 1 year or less	Due after 1 year and in 5 years or less	Due after 5 years and in 10 years or less	Due after 10 years	Due in 1 year or less	Due after 1 year and in 5 years or less	Due after 5 years and in 10 years or less	Due after 10 years
National government bonds	2,653	23,531	4,825	5,265	11,329	53,974	35,087	15,815
Municipal bonds	138	58,063	46,212	681	40,995	391,594	95,799	2,285
Corporate bonds	62,103	379,481	97,165	36,874	131,154	558,996	371,358	55,006
Foreign securities	34,155	130,766	62,332	20,827	45,374	335,648	187,976	36,993
Other securities	75,093	91	--	--	47,904	48	--	1,277
Total	174,145	591,934	210,536	63,648	276,757	1,340,264	690,222	111,378

00119 5,000 2001.10 (新)

(Note) "Other" includes transferable deposits, which are accounted for as cash on hand and in banks and commercial papers, etc. which are accounted for as monetary claims bought in the balance sheet.

00119 5,000 2001.10 (新)

Money Trust

1. Money trusts intended for investment:

(Millions of yen)

Type	84th Business Year (As of March 31, 2001)		85th Business Year (As of March 31, 2002)	
	Carrying value	Unrealized gain (loss) included in Income and Loss	Carrying value	Unrealized gain (loss) included in Income and Loss
Money trusts	39,436	- 2,845	37,393	- 4,549

2. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those that are intended for investment and held-to-maturity:

84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1 million.	There are no monetary trusts to be solely invested which are valued by the market value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.

Derivative Transactions

1. Matters relating to the condition of transactions:

84th Business Year (From April 1, 2000 to March 31, 2001)	85th Business Year (From April 1, 2001 to March 31, 2002)
1. Policy for transactions and purpose of utilizing derivative transactions: The Company is utilizing derivative transactions to hedge the Company's exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management. In addition to hedging purposes, the Company is utilizing derivative transactions to obtain conservatively investment income within the extent of a certain volume of transactions. Furthermore, with regard to profit or loss from forward foreign exchange transactions which are executed to hedge against foreign exchange fluctuation risk related to acquisition of foreign currency denominated bonds, or from share option transactions which are executed to hedge against stock price fluctuation risk related to holding of stocks, the Company applies deferred hedging.	1. Policy for transactions and purpose of utilizing derivative transactions: The Company is utilizing derivative transactions mainly to hedge the Company's exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management. In addition to hedging purposes, the Company is utilizing derivative transactions to obtain conservatively investment income within the extent of a certain volume of transactions.
2. Contents of transaction: Derivative transactions, which the Company utilized for hedging purpose during the term under review, consist of forward foreign exchange transactions, currency option transactions, interest rate swap contracts, bond and equity futures, bond and equity over-the-counter option contracts, stock price option contracts, stock price index futures. In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange transactions, currency option transactions, interest rate futures, interest rate futures option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures contracts, bond and equity option futures contracts, stock price index futures, stock price index option contracts and climate derivative contracts.	2. Contents of transaction: Derivative transactions, which the Company utilized for hedging purpose during the term under review, consist of forward foreign exchange transactions, currency option transactions, interest rate swap contracts, bond and equity futures, stock price option contracts, stock price index futures. In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange transactions, currency option transactions, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures contracts, bond and equity over-the-counter option contracts, stock price index option contracts and climate derivative contracts, etc.
3. Risks of transactions: Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to the failure of contracts due to bankruptcy, etc. of counterparty (credit risks). Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions. However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of assets in kind and that of derivative transactions are reversed. The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large. In addition, to avoid credit risks resulting from the failure of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.	3. Risks of transactions: Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to the failure of contracts due to bankruptcy, etc. of counterparty (credit risks). In addition, climate derivative transactions, etc. involve risks related to fluctuation of phenomena on which each derivative transaction is based. Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions. However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of cash assets and that of derivative transactions are reversed. The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large. In addition, to avoid credit risks resulting from the failure of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.
4. Risk management system for transactions: The Company establishes internal regulations related to authority concerning all transactions including derivative transactions as well as risk management regulations, and executes and manages derivative transactions pursuant to these regulations. The Company completely divides the division in charge of execution of derivative transactions, and the division in charge of back-office business; and derivative transactions are checked daily by both divisions, mutually. The management supervision division checks positions (balance, unrealized profits and losses, etc.) of all derivative transactions and reports such state to the Executive Committee of the Company monthly.	4. Risk management system for transactions: The Company establishes internal regulations related to authority concerning all transactions including derivative transactions as well as risk management regulations, and executes and manages derivative transactions pursuant to these regulations. The Company completely divides the division in charge of execution of derivative transactions and the division in charge of back-office business and risk management; and derivative transactions are checked daily, systematically. The risk management division reports the state of risks including those of derivative transactions to the Executive Committee of the Company on a regular basis.

00119 5,000 2001.10 (新)

2. Matters relating to market value, etc. of transactions:

The contract amounts, etc. for derivative contracts are generally based on the nominal contract amounts or the estimated calculated amount of the principals. Therefore, such amounts do not always represent market risks and credit risks, etc.

Currency

(Millions of Yen)

Classification	Types of contracts	84th Business Year (As of March 31, 2001)				85th Business Year (As of March 31, 2002)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation
Transactions other than market transactions	Forward foreign exchange transactions:								
	Sales contracts:								
	US$	2,688	--	2,906	- 217	24,457	--	24,991	- 533
	Euro	--	--	--	--	7,391	--	7,475	- 83
	Purchase contracts:								
	US$	6,641	--	7,578	937	2,827	--	2,830	2
	Euro	--	--	--	--	4,174	--	4,179	4
	Currency option transactions:								
	Sales contracts:								
	Call options US$	11,365	--	1,791	- 1,312	675	--	0	0
		(479)	(--)			(1)	(--)		
	Put options US$	7,947	--	4	349	2,346	--	0	0
		(354)	(--)			(1)	(--)		
	Purchase contracts:								
	Call options US$	7,692	--	913	740	1,838	--	159	109
		(173)	(--)			(50)	(--)		
	Put options US$	15,885	--	1	- 372	1,173	--	0	- 52
		(374)	(--)			(52)	(--)		
Total		52,221	--	13,197	124	44,883	--	39,637	- 551

84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
1. Calculation method of market value: (1) Forward foreign exchange transactions: They are calculated based on the value of the future market. (2) Currency option transactions: They are calculated based on the calculation models, etc. for option values.	1. Same as that for the 84th business year.
2. Transactions to which hedge accounting has been applied are excluded from the above table.	2. Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency are excluded from the above table.
3. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the balance sheet.	3. Same as that for the 84th business year.

00119 5,000 2001.10 (新)

Interest rate

(Millions of Yen)

Classification	Types of contracts	84th Business Year (As of March 31, 2001)				85th Business Year (As of March 31, 2002)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation
Transactions other than market transactions	Interest rate swap contracts:								
	Receivable floating rate, payable fixed rate:	24,930	23,930	1,334	1,334	27,356	25,946	1,666	1,666
	Receivable fixed rate, payable floating rate:	24,060	24,060	- 1,257	- 1,257	20,810	20,400	- 1,342	- 1,342
	Receivable floating rate, payable floating rate:	6,000	6,000	- 11	- 11	6,000	6,000	- 14	- 14
	Interest rate option contracts:								
	Swaptions:								
	Put option								
	Sell	500	--	0	- 0	--	--	--	--
		(0)	(--)			(--)	(--)		
	Cap option								
	Sell	7,610	7,400	50	161	8,910	8,700	69	156
		(212)	(211)			(225)	(224)		
	Purchase	2,000	2,000	58	- 128	3,000	3,000	73	- 123
		(186)	(186)			(196)	(196)		
Total		65,100	63,390	175	98	66,076	64,046	451	342

84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
1. Calculation method of market value: (1) Interest rate swap transactions: They are calculated by discounting to the current value of the estimated cash flows based on the interest rate as of the balance sheet date. (2) Interest rate option transactions: They are calculated based on the calculation models, etc. for option values.	1. Same as that for the 84th business year.
2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the balance sheet.	2. The transactions to which hedge accounting has been applied are excluded from the above table. 3. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the balance sheet.

00119 5,000 2001.10 (新)

Stock

(Millions of Yen)

Classification	Types of contracts	84th Business Year (As of March 31, 2001)				85th Business Year (As of March 31, 2002)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount	1 year or less more	Market Value	Unrealized Gain /(Loss) on valuation
Market transactions	Stock price index futures: Sales contracts:	--	--	--	--	1,158	--	1,110	48
	Stock price index option contracts: Call options Sales contracts:	-- (--)	-- (--)	--	--	3,050 (51)	-- (--)	7	44
	Put options Purchase contracts:	-- (--)	-- (--)	--	--	2,700 (45)	-- (--)	42	- 2
Total		--	--	--	--	6,908	--	1,159	90

84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
The transactions to which hedge accounting has been applied are excluded from the above table.	1. Calculation method of market value: The market value is based on the last reported value at the main stock exchange. 2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the balance sheet.

Bond and equity

(Millions of Yen)

Classification	Types of contracts	84th Business Year (As of March 31, 2001)				85th Business Year (As of March 31, 2002)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount	1 year or less more	Market Value	Unrealized Gain /(Loss) on valuation
Market transactions	Bond and equity future contracts: Sales contracts:	1,535	--	1,529	6	--	--	--	--
Transactions other than market transactions	Bond and equity over-the-counter option contracts: Put options Sales contracts:	-- (--)	-- (--)	--	--	7,392 (18)	-- (--)	1	16
Total		1,535	--	1,529	6	7,392	--	1	16

00119 5,000 2001.10 (新)

84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
The market value is based on the last reported value at the main stock exchange.	1. Calculation method of market value: They are calculated based on the calculation models, etc. for option values. 2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the balance sheet.

Others

(Millions of Yen)

Classification	Types of contracts	84th Business Year (As of March 31, 2001)				85th Business Year (As of March 31, 2002)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain/(Loss)	Contract Amount	1 year or more	Market Value	Unrealized Gain/(Loss)
Transactions other than market transactions	Climate derivative contracts:								
	Cap contracts								
	Sell:	132	122	94	- 26	8	0	15	8
		(67	(12)			(24)	(0)		
	Purchase:	8	--	7	--	5	--	14	- 2
		(7	(--)			(16)	(--)		
	Floor contracts:								
	Sell:	0	--	--	0	0	--	0	0
		(0	(--)			(1)	(--)		
	Purchase:	--	--	--	--	0	--	0	- 0
		(--	(--)			(0)	(--)		
	Underwriting contracts for comprehensive risks:	--	--	--	--	--	--	614	614
	Natural disaster derivative contracts:								
	Cap contracts								
	Sell:	--	--	--	--	190	60	2	5
		(--	(--)			(7)	(2)		
	Economic index derivative contracts:								
	Floor contracts:								
	Sell:	--	--	--	--	0	--	7	14
		(--	(--)			(21)	(--)		
	Total	140	122	102	- 25	205	60	654	640

84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
1. Calculation method of market value: They are calculated based on the calculation models, etc. for option values. 2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the balance sheet.	1. Calculation method of market value: They are calculated based on the calculation models, etc. for option values. 2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the balance sheet.

00119 5,000 2001.10 (新)

Tax Effect Accounting

84th Business Year (As of March 31, 2001)		85th Business Year (As of March 31, 2002)	
1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:		1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:	
	(Millions of Yen)		*(Millions of Yen)*
Deferred tax assets		Deferred tax assets	
Securities:	5,476	Securities:	24,171
Allowance for bad debts	6,312	Land, etc:	11,402
Reserve for outstanding claims, etc.:	2,646	Allowance for bad debts	7,281
Underwriting reserve:	67,903	Underwriting reserve:	142,584
Accrued retirement benefits:	26,085	Accrued retirement benefits:	53,268
Reserve for price fluctuation:	3,456	Reserve for price fluctuation:	7,375
Software:	12,474	Software:	14,332
Other:	7,399	Other:	15,848
Subtotal deferred tax assets	131,754	Subtotal deferred tax assets	276,262
Valuation reserve:	--	Valuation reserve:	- 9,733
Total deferred tax assets	131,754	Total deferred tax assets	266,529
Deferred tax liabilities		Deferred tax liabilities	
Reserve for losses on overseas investments, etc.:	- 2	Unrealized holding gain or loss	- 383,973
Reserve for special depreciation	- 323	Other:	- 2,688
Unrealized holding gain or loss	- 251,775	Subtotal deferred tax liabilities	- 386,661
Subtotal deferred tax liabilities	- 252,101	Net amount of deferred tax liabilities	- 120,132
Net amount of deferred tax liabilities	- 120,346		
2. Main items having the significant differences occurred between the statutory tax rate and the Company's effective tax rate following the application of tax effect accounting are as follows:		2. Main items having the significant differences occurred between the statutory tax rate and the Company's effective tax rate following the application of tax effect accounting are as follows:	
	(%)		(%)
Statutory tax rate in Japan	36.1	Statutory tax rate in Japan	36.1
(Adjustments)		(Adjustments)	
Non-taxable income including dividends received	- 13.6	Non-taxable income including dividends received	- 15.9
Non-deductible expenses including entertainment expenses	3.7	Non-deductible expenses including entertainment expenses	3.8
Other	- 0.3	Increase in valuation reserve	3.8
Effective tax rate	26.5	Other	1.1
		Effective tax rate	28.9

00119 5,000 2001.10 (新)

Retirement Benefit

84th Business Year	85th Business Year
1. Outline of the retirement benefit plans adopted by the Company is as follows: The parent company and some consolidated subsidiaries have established a welfare pension fund scheme, lump-sum payment benefit plan and contributory and non-contributory pension plan as the defined benefit plan for employees. Contributory and non-contributory pension plans means the system that employees, who fulfill certain requirements, such as length of services at retirement, etc., are entitled to lump-sum or annuity payments at their option.	1. Outline of the retirement benefit plans adopted by the Company is as follows: The parent company and some consolidated subsidiaries have established a welfare pension fund scheme, tax-qualified plans and lump-sum payment benefit plan as the defined benefit plan for employees. The parent company has abolished contributory and non-contributory pension plans due to the merger and has newly adopted the tax-qualified plans.
2. Matters relating to retirement benefit obligations (as of March 31, 2001): *(Millions of Yen)* (a) Retirement benefit obligations - 170,341 (b) Pension assets 76,934 (c) Unfunded retirement benefit obligations (a)+(b) - 93,407 (d) Unrecognized actuarial difference 9,768 (f) Accrued retirement benefits (c)+(d) - 83,638 (Note) Any substitute portion of welfare pension fund is included in the above figures.	2. Matters relating to retirement benefit obligations (as of March 31, 2002): *(Millions of Yen)* (a) Retirement benefit obligations - 317,833 (b) Pension assets 147,000 (c) Unfunded retirement benefit obligations (a) + (b) - 170,832 (d) Unrecognized actuarial difference 26,694 (e) Unrecognized prior service cost (Decrease in cost) - 19,052 (f) Accrued retirement benefits (c)+(d)+(e) - 163,190 (Note) Any substitute portion of welfare pension fund is included in the above figures.
3. Matters relating to expenses for retirement benefits (from April 1, 2000 to March 31, 2001): *(Millions of Yen)* (a) Service cost [Note] 7,158 (b) Interest cost 4,879 (c) Expected investment income - 2,745 (d) Amortization of actuarial difference -- (e) Expenses for retirement benefits (a)+(b)+(c)+(d) 9,292 (Note) The amount contributed by employees for welfare pension fund is excluded.	3. Matters relating to expenses for retirement benefits (from April 1, 2001 to March 31, 2002): *(Millions of Yen)* (a) Service cost [Note] 10,853 (b) Interest cost 6,759 (c) Expected investment income - 4,413 (d) Amortization of actuarial difference 976 (e) Amortization of prior service cost - 1,843 (f) Expenses for retirement benefits (a)+(b)+(c)+(d)+(e) 12,333 (Note) The amount contributed by employees for welfare pension fund is excluded.
4. Matters relating to the calculation basis for retirement benefit obligations: (a) Attribution of retirement benefit obligations: Straight-line method (b) Discount rates: 3.0% (c) Expected rate of return on investment: 3.43% (d) Amortization period of actuarial difference: 10 year (Actuarial difference is amortized in the year following the year in which such difference is recognized by the straight-line method over the average remaining years of services of the employees.)	4. Matters relating to the calculation basis for retirement benefit obligations: (a) Attribution of retirement benefit obligations: Straight-line method (b) Discount rates: 2.50% (c) Expected rate of return on investment: 4.07% (d) Amortization period of prior service cost: 4 years (Prior service cost is amortized as incurred by the straight-line method over the average remaining years of services of the employees. (e) Amortization period of actuarial difference: 10 year (Actuarial difference is amortized in the year following the year in which such difference is recognized by the straight-line method over the average remaining years of services of the employees.)

00119 5,000 2001.10 (新)

Solvency Margin Ratio

(Millions of yen)

	84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)
(A) Total amount of solvency margins	1,326,286	2,297,119
Total of Stockholders' equity (excluding predetermined outflows from the Company, deferred assets and unrecognized gain or loss on other securities)	316,668	571,808
Reserve for price fluctuation	9,574	20,429
Reserve for extraordinary risks	214,825	462,534
Reserve for bad debts	11,899	10,058
Unrecognized gain or loss on other securities (before tax effect deduction)	627,695	957,274
Unrecognized gain or loss on land	42,003	87,151
Method, etc. of procurement of liability capitals	--	--
Item of deduction	1,170	1,170
Other	104,793	189,032
(B) Total amount of risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4 + R_5$	266,458	429,681
General underwriting risks (R_1)	35,225	68,579
Expected interest rate risks (R_2)	3,072	6,017
Asset management risks (R_3)	154,417	266,251
Operation risks (R_4)	5,839	9,603
Great disaster risks (R_5)	99,237	139,304
(B) Solvency margin ratio [(A)/{(B)x1/2}] x 100	995.5%	1,069.2%

(Note) The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations for the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

<Solvency margin ratio>

・ While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitudes and substantial decline in prices of the assets held by it.

・ Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

・ Risks beyond normal expectations is indicated as a total amount of such risks as listed below:

① Underwriting risks: (General underwriting risks)	any such risks involved in insurable contingencies as may occur beyond normal expectations (excluding risks for disasters of great magnitude).
② Risks of expected interest rate: (Expected interest rate risks)	any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.
③ Asset management risks: (Asset management risks)	any such risks as may occur as a result of fluctuating the prices of securities and other assets held being more than normal expectations.
④ Operation risks (Operation risks)	any risks other than those referred to in ① to ③ and ⑤above that may occur in the operation of business beyond normal expectations.
⑤ Risks for great disaster (Great disaster risks)	Any risks involved in disasters of great magnitudes (such as the Great Kanto Earthquake, etc.) as may occur beyond normal expectations.

- "Surplus payment such as capital and reserves held by a non-life insurance company" (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

- The solvency martin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

00119 5,000 2001.10 (新)

Information of Loans Receivable under Risk Control

(Millions of Yen)

	84th Business Year (As of March 31, 2001)	85th Business Year (As of March 31, 2002)	Fluctuation
Receivables from obligors who are under collapse of management	4,763	5,501	737
Receivables in delay	11,043	14,743	- 3,700
Receivables in arrears for three months or more	177	742	564
Receivables to which eased loan conditions were granted	12,937	12,915	- 21
Total	28,921	33,903	4,981
Ratio to loan balance	6.7%	4.5%	- 2.2%
Loan balance (for reference)	433,013	757,797	- 324,783

Note: Each of the receivables means as follows:

(1) Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2) Receivables in delay:

Receivables in delay mean loans receivable other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in the obligors.

(3) Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4) Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

00119 5,000 2001.10 (新)

The figures not deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Income and Loss for the Year ended March 31, 2002 in comparison with the Previous Business Year

(All amounts are in millions of yen.)

Accounts / Year	For the business year ended Mar. 31, 2001 (84th Business Year)	For the business year ended Mar. 31, 2002 (85th Business Year)	Fluctuation	Percentage of increase or decrease
				%
Direct premiums written (including deposit premiums by policyholders)	841,375	1,178,047	336,672	40.0
Direct premiums written	670,883	967,902	297,019	44.3
Ordinary Income and Expenses				
Underwriting income	**899,745**	**1,284,936**	**385,190**	**42.8**
Net premiums written	614,287	889,361	275,073	44.8
Deposit premiums by policyholders	170,492	210,145	39,652	23.3
Underwriting expenses	**777,453**	**1,110,235**	**332,782**	**42.8**
Net losses paid	339,101	481,624	142,522	42.0
Losses adjustment expenses	32,120	44,007	11,886	37.0
Commission and brokerage expenses	109,195	156,230	47,034	43.1
Deposits to policyholders	283,072	403,098	120,025	42.4
Investment income	**48,794**	**75,211**	**26,416**	**54.1**
Interest and dividend income	58,939	91,571	32,631	55.4
Gain on sales of securities	22,779	30,775	7,996	35.1
Investment expenses	**18,035**	**22,467**	**4,432**	**24.6**
Loss on sales of securities	1,360	2,278	917	67.4
Loss on devaluation of securities	8,161	15,910	7,749	95.0
Operating, general and administrative expenses	**129,701**	**178,496**	**48,795**	**37.6**
Operating, general and administrative expenses for underwriting	122,328	167,491	45,163	36.9
Other ordinary income and expenses	- 260	905	1,166	--
Ordinary profit	**23,088**	**49,853**	**26,764**	**115.9**
Underwriting gain	404	7,758	7,354	1,818.9
Extraordinary Income and Losses				
Extraordinary income	30,701	2,212	- 28,488	- 92.8
Extraordinary losses	36,047	28,929	- 7,118	- 19.7
Extraordinary income and losses	**- 5,346**	**- 26,716**	**- 21,370**	--
Income before income taxes	17,742	23,137	5,394	30.4
Income taxes and inhabitants' taxes	345	5,361	5,016	1,452.8
Adjustment of income taxes	4,350	1,329	- 3,020	- 69.4
Net income	**13,046**	**16,445**	**3,399**	**26.1**
Unappropriated retained earnings brought forward from the previous business year	15,775	7,016	- 8,758	- 55.5
Unappropriated retained earnings received due to the merger	--	17,134	17,134	--
Retirement of treasury stock with net income	12,247	--	- 12,247	- 100.0
Unappropriated retained earnings at end of year	**16,575**	**40,597**	**24,022**	**144.9**
Raito	%	%		
Net loss ratio	60.4	59.1		
Net operating expense ratio	37.7	36.4		
Yield on investment asset (income yield)	2.38	2.45		
Yield on asset management (realized yield)	--	2.82		

(Reference) Total return based on the market value: 10.73% for the business year ended March 31, 2002

(Note) 1. Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses
"Other income and expenses" includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

2. In addition to the existing "yield on investment asset", the Company has newly disclosed two types of yields, namely, the "yield on asset management" and the "total return based on the market value" for the business year under review. The calculation method of each yield is stated on page 26 of the Japanese original and page 32 of the English translation.

The figures not deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001 (84th Business Year)			For the business year ended March 31, 2002 (85th Business Year)		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	128,776	1.2	15.3	187,734	45.8	15.9
Marine Insurance	31,298	0.2	3.7	45,670	45.9	3.9
Personal Accident Insurance	195,011	- 6.9	23.2	247,868	27.1	21.1
Automobile Insurance	303,931	2.5	36.1	444,345	46.2	37.7
Compulsory Automobile Liability Insurance	85,215	2.7	10.2	113,242	32.9	9.6
Miscellaneous	97,143	11.5	11.5	139,187	43.3	11.8
Total	**841,375**	**0.8**	**100.0**	**1,178,047**	**40.0**	**100.0**
Deposit premiums by policyholders (inclusive)	170,492	- 7.3	20.3	210,145	23.3	17.8

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001 (84th Business Year)			For the business year ended March 31, 2002 (85th Business Year)		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	81,700	3.4	13.3	117,068	43.3	13.2
Marine Insurance	27,224	0.2	4.4	39,187	43.9	4.4
Personal Accident Insurance	69,156	- 1.6	11.3	92,994	34.5	10.4
Automobile Insurance	304,376	2.5	49.5	443,536	45.7	49.9
Compulsory Automobile Liability Insurance	48,595	2.5	7.9	69,247	42.5	7.8
Miscellaneous	83,233	5.9	13.6	127,327	53.0	14.3
Total	**614,287**	**2.5**	**100.0**	**889,361**	**44.8**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001 (84th Business Year)			For the business year ended March 31, 2002 (85th Business Year)			
	Amount	Increase	Net loss ratio	Amount	Increase	Net loss ratio	(Fluctuation)
		%	%		%	%	%
Fire Insurance	29,487	- 21.9	38.8	36,946	25.3	33.9	- 4.9
Marine Insurance	14,228	- 12.0	56.1	21,303	49.7	57.3	1.2
Personal Accident Insurance	28,913	- 2.0	45.3	38,757	34.0	44.7	- 0.6
Automobile Insurance	185,945	10.1	66.7	260,860	40.3	65.1	- 2.4
Compulsory Automobile Liability Insurance	31,270	5.3	76.6	43,875	40.3	76.2	- 0.4
Miscellaneous	49,256	- 1.8	63.4	79,880	62.2	66.0	2.6
Total	**339,101**	**2.1**	**60.4**	**481,624**	**42.0**	**59.1**	**- 1.3**

(Note) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

00119 5,000 2001.10 (新)

<Operating Results Forecast for the year ending March 31, 2003>

Major prerequisites of the business outlook for the following business year shall be as follows:

- Net premiums written is estimated based on the development of past business results, reflecting effects of abolition of ceded reinsurance of compulsory automobile liability insurance by the government from April 2002 (a factor of increase in income) and the change of organization in which branches located in U.S. are changed into subsidiaries of the Company in the first half of the business year (a factor of decrease in income).
- With regard to net claims paid, payment due to natural calamity is estimated to be ¥18.5 billion, predicting from the past business results.
- With regard to outlook for asset management, it is assumed that there will be no substantial fluctuation in market interest rate, foreign exchange rate or stock prices on and after March 31, 2002.

<Method for Calculation of Yields>

1. Yield on investment asset (income yield):

Income yield is an index indicating the result of the asset management from the viewpoint of income (interest and dividends income). (It has been disclosed up to present.) Income yield is calculated based on the numerator (interest and dividend income) and the denominator (acquisition costs).

- Numerator = Interest and dividends income (including the amount equivalent to interest and dividends income of investment income (or loss) of money trust.) on the investment assets
- Denominator = Average balance based on acquisition costs or depreciable costs

2. Yield on asset management (realized yield):

Realized yield is an index indicating the result of the asset management from the viewpoint of contribution to profit or loss for the term under review (income statement). Realized yield is calculated based on the numerator (realized income or loss) and the denominator (acquisition costs).

- Numerator = Investment income + Investment in income on deposit premiums, etc. - Investment expenses
- Denominator = Average balance based on acquisition costs or depreciable costs

3. Total return based on the market value (disclosed for reference):

Total return based on the market value is an index indicating investment efficiency based on the market value. Total return based on the market value is calculated based on the numerator (realized income or loss reflecting unrealized holding gain or loss of market value) and the denominator (market value).

- Numerator = (Investment income + Investment in income on deposit premiums, etc. - Investment expenses) + (Unrealized holding gain or loss at the end of the business year under review* - Unrealized holding gain or loss at the end of the previous business year*) + Increase or decrease in deferred hedge gain or loss
- Denominator = Average balance based on acquisition costs or depreciable costs + Unrealized holding gain or loss on other securities at the end of the previous business year*
  + Profit or loss resulting from valuation of securities to be sold or purchased at the end of the previous business year

* Amount before deduction of tax effects.

00119 5,000 2001.10 (新)

Changes in Directors and Corporate Auditors

1. Change in Representatives:
   Not applicable.

2. Change in other Directors and Corporate Auditors:
   (1) Candidates for new Directors:

New position	Name	Current position
Senior Managing Director Senior Executive Officer General Manager of Tokyo Commercial Business Division 1st and Tokyo Market Development Division	Takeshi Kurioka	Senior Executive Officer General Manager of Osaka Commercial Business Division 2nd
Director Executive Officer General Manager of Human Resources Department	Kazuo Kondo	General Manager of Nagoya Commercial Production Department 1st of Nagoya Commercial Business Division

(2) Directors to be resigned:

	Name	Current position
	Shutaro Kubo (He will assume the office of Standing Corporate Auditor of the Company.)	Senior Managing Director Senior Executive Officer
	Yuji Nishiyama (He will assume the office of Standing Corporate Auditor of the Company.)	Managing Director Managing Executive Officer General Manager of Financial Services Division
	Takashi Serizawa (He will assume the office of President & Director of MITSUI SUMITOMO INSURANCE Loan Service Company, Limited)	Managing Director Managing Executive Officer General Manager of Tokyo Division
	Kazuo Yamada (He will assume the office of Managing Executive Officer and General Manager of Nagoya Commercial Business Division of the Company.)	Managing Director Managing Executive Officer

(3) Candidates for new Corporate Auditors:

New position	Name	Current position
Standing Corporate Auditor (Full-time)	Shutaro Kubo	Senior Managing Director Senior Executive Officer
Standing Corporate Auditor (Full-time)	Yuji Nishiyama	Managing Director Managing Executive Officer General Manager of Financial Services Division

00119 5,000 2001.10 (新)

(4) Corporate Auditor to be resigned:

	Goro Gunji	Standing Corporate Auditor (Full-time)

(5) Directors to be promoted to higher positions:

Senior Managing Director Senior Executive Officer	Takazumi Kanai	Managing Director Managing Executive Officer General Manager of Tokyo Commercial Business Division 1st
Senior Managing Director Senior Executive Officer	Yoshiaki Shin	Managing Director Managing Executive Officer
Managing Director Managing Executive Officer General Manager of Financial Services Division	Takashi Yamashita	Director Executive Officer Deputy General Manager of Financial Services Division and General Manager of Financial Business Department of Financial Services Division
Managing Director Managing Executive Officer	Susumu Uchida	Director Executive Officer General Manager of Human Resources Department

3. Change in Executive Officers:

(1) Candidates for new Executive Officers:

Executive Officer General Manager of Tokyo Commercial Production Department 3rd of Tokyo Commercial Business Division 2nd	Kazuo Shintani	General Manager of Tokyo Commercial Production Department 3rd of Tokyo Commercial Business Division 2nd
Executive Officer General Manager of Shikoku Division	Koichi Kubota	General Manager of General Affairs Department
Executive Officer General Manager of Automobile Underwriting Department	Ichiro Iijima	General Manager of Automobile Underwriting Department
Executive Officer General Manager of Fire & Casualty Underwriting Department	Shinji Abo	General Manager of Commercial Lines Planning & Marketing Department

(2) Executive Officers to be resigned:

	Toshiro Yoda	Senior Executive Officer General Manager of Nagoya Commercial Business Division
	Masahiro Ishii	Senior Executive Officer General Manager of Osaka Commercial Business Division 1st

00119 5,000 2001.10 (新)

Masahiro Sakamoto	Executive Officer General Manager of Chiba & Saitama Division
Hideo Obata (He will assume the office of Director of Mitsui Sumitomo Kirameki Life Insurance Company, Limited)	Executive Officer General Manager of Tohoku Division

00119 5,000 2001.10 (新)

Supplement information

New Executive Officers System to start as of June 27, 2002 is as follows:

Takeo Inokuchi	Chairman & Representative Director Chief Executive Officer	Yasuo Ogura	Executive Officer General Manager of Chubu Division
Hiroyuki Uemura	President & Representative Director Chief Executive Officer	Nobuyuki Hidaka	Executive Officer General Manager of Kyusyu Division
Mutsuo Hayashi	Vice President & Representative Director Vice President Executive Officer	Koji Yoshida	Executive Officer General Manager of North America Dept.
Takashi Kawahara	Vice President & Representative Director Vice President Executive Officer	Toshihiro Nakagawa	Executive Officer General Manager of Chiba & Saitama Division
Takeshi Kurioka	Senior Managing Director Senior Executive Officer General Manager of Tokyo Commercial Business Division 1st and Tokyo Market Development Division	Hiromi Asano	Director Executive Officer General Manager of Corporate Planning Dept.
Norio Kobayashi	Senior Executive Officer General Manager of Osaka Commercial Business Division 1st and Osaka Commercial Business Division 2nd	Tsutomu Nagamasa	Executive Officer General Manager of Europe & Middle East Dept.
Sanpei Nozaki	Senior Managing Director Senior Executive Officer	Kumio Ohisa	Executive Officer General Manager of Tohoku Division
Takazumi Kanai	Senior Managing Director Senior Executive Officer	Minoru Shoda	Executive Officer General Manager of Hokkaido Division
Yoshiaki Shin	Senior Managing Director Senior Executive Officer	Toshiaki Egashira	Executive Officer General Manager of Chugoku Division
Seiichiro Fujita	Managing Executive Officer General Manager of Tokyo Division	Hisatoshi Sato	Executive Officer General Manager of Kansai Division 1st
Hideaki Aida	Managing Executive Officer General Manager of Tokyo Automobile Underwriting Division	Norio Misaka	Executive Officer General Manager of Non-Marine Claims Administration Dept.
Atsushi Watamura	Managing Director Managing Executive Officer General Manager of Hokuriku Division	Kazuo Shintani	Executive Officer General Manager of Tokyo Commercial Business Division 2nd of Tokyo Commercial Production 3rd

00119 5,000 2001.10 (新)

Kenichi Enami	Managing Executive Officer General Manager of Tokyo Commercial Business Division 2nd	Koichi Kubota	Executive Officer General Manager of Shikoku Division
Ken Ebina	Managing Director Managing Executive Officer	Ichiro Iijima	Executive Officer General Manager of Automobile Underwriting Dept.
Yoshihiko Mikuni	Managing Executive Officer General Manager of Kanto & Koshinetsu Division	Shunji Abo	Executive Officer General Manger of Fire & Casualty Underwriting Dept.
Tadao Iso	Managing Director Managing Executive Officer General Manager of Asia Division	Kazuo Kondo	Director Executive Officer General Manger of Human Resource Dept.
Tetsuo Kondo	Managing Executive Officer General Manager of Kanagawa & Shizuoka Division	Kazuho Tanaka	Standing Corporate Auditor (Full-time)
Kazuo Yamada	Managing Executive Officer General Manager of Nagoya Commercial Business Division	Satoru Ohno	Standing Corporate Auditor (Full-time)
Yasuo Tsutsumi	Managing Director Managing Executive Officer	Shutaro Kubo	Standing Corporate Auditor (Full-time)
Takashi Yamashita	Managing Director Managing Executive Officer General Manager of Financial Service Division	Yuji Nishiyama	Standing Corporate Auditor (Full-time)
Susumu Uchida	Managing Director Managing Executive Officer	Kenichi Kamiya	Standing Corporate Auditor (Part-time)
Hirotoshi Nakamura	Executive Officer General Manager of Kansai Division 2nd	Akira Nishioka	Standing Corporate Auditor (Part-time)

00119 5,000 2001.10 (新)

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

Mitsui Sumitomo Insurance Co.,Ltd.

00119 5,000 2001.10 (新)

2. [Translation in English]

Summary of Non-consolidated Settlement of Accounts for the Year ended March 31, 2002

Accumulated Figures of Business Results of the former The Sumitomo Marine & Fire Insurance Co., Ltd. and the former Mitsui Marine and Fire Insurance Co., Ltd. on a Non-Consolidated Basis

May 20, 2002
Mitsui Sumitomo Insurance Company, Limited

00119 5,000 2001.10 (新)

Principle Operation Indicators, etc. for Accumulation of Figures of Business Results of former The Sumitomo Marine & Fire Insurance Co., Ltd. and former Mitsui Marine and Fire Insurance Co., Ltd. for the Year Ended March 31, 2002

(Note 1) *The figures stated herein are, in principle, represented by the accumulated figures of business results of the former The Sumitomo Marine & Fire Insurance Co., Ltd. and the former Mitsui Marine and Fire Insurance Co., Ltd.*

(Note 2) *Any portion of an amount less than the unit stated is disregarded. Ratios are stated by counting fractions of 0.5 and over as one unit and fractions of less than 0.5 as zero units. In addition, any negative amounts appear with the mark (-). The same shall be applied hereinafter.*

(1) Non-consolidated operating results

	Net premiums written		Ordinary profit		Net income	
	¥ mil	%	¥ mil	%	¥ mil	%
For the year ended March 31, 2002	(1,175,662)* 1,187,204	(1.2)* 1.2	62,635	11.0	23,607	- 13.0
For the year ended March 31, 2001	(1,161,658)* 1,173,528	(2.3)* 2.7	56,447	- 24.9	27,144	20.7

	Net income per share	Diluted net income per share	Return on equity	Net loss ratio	Net operating expense ratio
			%	%	%
For the year ended March 31, 2002	¥15.97	¥15.06	1.7	(57.8)* 57.3	(36.4)* 36.0
For the year ended March 31, 2001	Sumitomo ¥21.1 Mitsui ¥17.0	¥19.76 ¥16.03	2.7 2.4	(58.4)* 57.8	(37.3)* 36.9

* The figures presented in the upper parenthesis in the column "Net premiums written", "Net loss ratio" and "Net operating expense ratio" represent the amount after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies. Since the relevant amount of this refundable premium is reserved in the underwriting reserves, it has no effect on ordinary profit nor net income for the year ended March 31, 2002.

(2) Dividends

		Annual dividend per share		Total dividends per year	Dividend as a percentage of net income	Dividend as a percentage of shareholders' equity
		Interim dividend per share	Year-end dividend per share			
For the year ended March 31, 2002	¥7.50	--	¥7.50	(¥ mil.) 10,949	% 46.4	% 0.9
For the year ended March 31, 2001	Sumitomo ¥7.5	--	¥7.50	4,972	35.3	0.7
	Mitsui ¥7.0	--	¥7.00	5,300	40.6	0.7

00119 5,000 2001.10 (新)

(3) Non-consolidated financial conditions

	Total assets (¥ mil.)	Shareholders' equity (¥ mil.)	Shareholders' equity as a percentage of total assets	Shareholders' equity per share (¥)
As of March 31, 2002	6,897,755	1,262,507	18.3%	864.74
As of March 31, 2001	7,263,123	1,504,897	20.7%	Sumitomo 1,111.93 Mitsui 1,013.82

Non-consolidated operating results forecast for the Year ending March 31, 2003 of Mitsui Sumitomo Insurance Company, Limited (the "Company")

	Net premiums written		Ordinary income		Net income	
For the six months ending September 30, 2002	¥ mil (636,900)* 630,500	% (4.5)* 2.4	¥ mil 23,000	% - 12.5	¥ mil 10,000	% - 27.6
For the year ending March 31, 2003	¥ mil (1,266,000)* 1,252,400	% (7.7)* 5.5	¥ mil 63,000	% 0.6	¥ mil 30,000	27.1

(Reference) The estimated net income per share for the year ending March 31, 2003: ¥20.54

* The figure presented in parenthesis in the column "Net premiums written" represents the amount after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company to market existing and new insurance products effectively, infringements intellectual property rights of the Company and the adverse outcome of material litigation.

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Income and Loss for the Year ended March 31, 2002 in comparison with the Previous Business Year

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001	For the business year ended March 31, 2002	Fluctuation	Percentage of increase or decrease
Direct premiums written (including deposit premiums by policyholders)	**1,648,667**	**1,578,745**	**- 69,921**	% **- 4.2**
Direct premiums written	1,275,450	1,282,014	6,564	0.5
Ordinary Income and Expenses				
Underwriting income	**1,742,523**	**1,681,851**	**- 60,671**	**- 3.5**
Net premiums written	1,161,658	1,175,662	14,003	1.2
Deposit premiums by policyholders	373,217	296,730	- 76,486	- 20.5
Underwriting expenses	**1,513,139**	**1,451,341**	**- 61,797**	**4.1**
Net losses paid	621,582	623,216	1,634	0.3
Losses adjustment expenses	57,290	56,853	- 437	- 0.8
Commission and brokerage expenses	207,221	207,580	359	0.2
Deposits to policyholders	585,956	523,145	- 62,811	- 10.7
Investment income	**101,374**	**102,652**	**1,277**	**1.3**
Interest and dividend income	132,651	129,222	- 3,428	- 2.6
Gain on sales of securities	39,107	37,922	- 1,184	- 3.0
Investment expenses	**30,312**	**36,422**	**6,110**	**20.2**
Loss on sales of securities	6,507	2,845	- 3,662	- 56.3
Loss on devaluation of securities	14,384	27,125	12,741	88.6
Operating, general and administrative expenses	**240,933**	**234,929**	**- 6,003**	**- 2.5**
Operating, general and administrative expenses for underwriting	225,662	219,808	- 5,854	- 2.6
Other ordinary income and expenses	- 3,065	825	3,890	--
Ordinary profit	**56,447**	**62,635**	**6,187**	**11.0**
Underwriting gain	3,345	10,228	6,883	205.8
Extraordinary Income and Losses				
Extraordinary income	31,743	12,361	- 19,381	- 61.1
Extraordinary losses	50,328	42,739	- 7,589	- 15.1
Extraordinary income and losses	**- 18,585**	**- 30,377**	**- 11,792**	--
Income before income taxes	37,862	32,257	- 5,604	- 14.8
Income taxes and inhabitants' taxes	13,593	16,797	3,204	23.6
Adjustment of income taxes	- 2,875	- 8,148	- 5,272	--
Net income	**27,144**	**23,607**	**3,536**	**- 13.0**
Raito	%	%		
Net loss ratio	58.4	57.8		
Net operating expense ratio	37.3	36.4		
Yield on investment assets (income yield)	2.58	2.54		
Yield on asset management (realized yield)	--	2.71		

(Reference) (Market price interest 10.73% for the business year ended March 31, 2002)

(Note) 1. Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses
"Other income and expenses" includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

2. In addition to the existing "yield on investment asset", the Company has newly disclosed two types of yields, namely, the "yield on asset management" and the "total return based on the market value" for the business year under review.

00119 5,000 2001.10 (新)

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts / Years	For the business year ended March 31, 2001			For the business year ended March 31, 2002		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	270,626	0.1	16.4	255,832	- 5.5	16.2
Marine Insurance	55,609	2.0	3.4	58,534	5.3	3.7
Personal Accident Insurance	404,878	- 4.6	24.5	340,154	- 16.0	21.5
Automobile Insurance	574,968	2.7	34.9	582,516	1.3	36.9
Compulsory Automobile Liability Insurance	149,700	2.5	9.1	149,910	0.1	9.5
Miscellaneous	192,884	11.1	11.7	191,796	- 0.6	12.2
Total	**1,648,667**	**1.2**	**100.0**	**1,578,745**	**- 4.2**	**100.0**
Deposit premiums by policyholders (inclusive)	373,217	- 4.3	22.6	296,730	- 20.5	18.8

Net premiums written

(All amounts are in millions of yen.)

Accounts / Years	For the business year ended March 31, 2001			For the business year ended March 31, 2002		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	164,126	- 0.1	14.1	161,572	- 1.6	13.7
Marine Insurance	46,972	0.4	4.0	49,827	6.1	4.2
Personal Accident Insurance	130,779	- 0.9	11.3	124,225	- 5.0	10.6
Automobile Insurance	572,379	2.7	49.3	580,162	1.4	49.4
Compulsory Automobile Liability Insurance	87,717	2.8	7.6	90,513	3.2	7.7
Miscellaneous	159,683	6.3	13.7	169,361	6.1	14.4
Total	**1,161,658**	**2.3**	**100.0**	**1,175,662**	**1.2**	**100.0**

(Note) The refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity:
For the business year ended March 31, 2001: ¥11,869 million
For the business year ended March 31, 2002: ¥11,542 million

Net losses paid

(All amounts are in millions of yen.)

Accounts / Years	For the business year ended March 31, 2001			For the business year ended March 31, 2002			
	Amount	Increase	Net loss ratio	Amount	Increase	Net loss ratio	(Fluctuation)
		%	%		%	%	%
Fire Insurance	56,631	- 20.4	36.8	49,422	- 12.7	32.8	- 4.0
Marine Insurance	24,921	- 11.1	57.4	28,282	13.5	60.1	2.7
Personal Accident Insurance	54,366	- 2.6	44.6	51,324	- 5.6	44.2	- 0.4
Automobile Insurance	334,542	7.5	63.9	334,919	0.1	63.2	- 0.7
Compulsory Automobile Liability Insurance	56,657	5.8	76.3	56,479	- 0.3	74.4	- 1.9
Miscellaneous	94,462	3.0	62.9	102,788	8.8	63.9	1.0
Total	**621,582**	**1.7**	**58.4**	**623,216**	**0.3**	**57.8**	**- 0.6**

(Note) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

00119 5,000 2001.10 (新)

Balance Sheet

(All amounts are in millions of yen.)

Accounts / Years	For the business year ended March 31, 2001 (As of March 31, 2001)		For the business year ended March 31, 2002 (As of March 31, 2002)		Fluctuation
	Amount	Ratio	Amount	Ratio	
(Assets)				%	
Cash on hand and in banks	**305,392**	**4.20**	**342,694**	**4.97**	**37,301**
Cash	1,336		1,193		
Bank deposits	304,055		341,500		
Call loans	**10,000**	**0.14**	--	--	**- 10,000**
Monetary claims bought	**82,637**	**1.14**	**17,774**	**0.26**	**- 64,863**
Money trust	**50,101**	**0.69**	**38,416**	**0.56**	**- 11,684**
Securities	**4,843,861**	**66.69**	**4,556,189**	**66.05**	**- 287,672**
National government bonds	105,541		116,206		
Municipal bonds	580,399		530,675		
Corporate bonds	1,057,592		1,116,516		
Stock	2,269,793		1,919,063		
Foreign securities	801,494		839,011		
Other securities	29,040		34,715		
Loans	**875,378**	**12.05**	**757,797**	**10.98**	**- 117,581**
Policy loans	28,951		25,887		
General loans	846,426		731,909		
Real property and equipment	**334,713**	**4.61**	**306,376**	**4.44**	**- 28,336**
Land	118,160		100,119		
Buildings	183,479		174,922		
Equipment	32,191		30,543		
Construction in progress	882		791		
Other assets	**360,939**	**4.97**	**334,717**	**4.85**	**- 26,221**
Premiums receivable	2,193		3,798		
Home agents' balances	88,677		82,253		
Foreign agents' balances	9,698		2,361		
Co-insurance receivables	7,350		6,929		
Reinsurance receivables	59,165		61,698		
Foreign reinsurance receivables	21,261		23,237		
Agency business receivables	262		516		
Accounts receivables	23,745		10,529		
Accrued income	24,591		22,025		
Deposits receivables	36,584		29,234		
Deposits with Japan Earthquake Reinsurance Company	45,058		47,923		
Suspense payments	36,700		38,660		
Deposit paid for future transactions	13		--		
Financial derivative instruments	4,820		3,857		
Deferred hedge loss	1		1,001		
Other assets	814		690		
Customers' guarantees liability	**434,621**	**5.98**	**569,505**	**8.26**	**134,884**
Allowance for bad debts	**- 34,395**	**- 0.47**	**- 25,707**	**- 0.37**	**8,688**
Allowance for investment losses	**- 126**	**- 0.00**	**- 8**	**- 0.00**	**117**
Total Assets	**7,263,123**	**100.00**	**6,897,755**	**100.00**	**- 365,367**

(All amounts are in millions of yen.)

Accounts \ Years	For the business year ended March 31, 2001 (As of March 31, 2001)		For the business year ended March 31, 2002 (As of March 31, 2002)		Fluctuation
	Amount	Ratio	Amount	Ratio	
(Liabilities)					
Underwriting funds	**4,614,822**	**63.54**	**4,512,929**	**65.43**	**- 101,892**
Reserve for outstanding claims	391,240		405,463		
Underwriting reserves	4,223,582		4,107,466		
Convertible bonds	**104,957**	**1.45**	**85,098**	**1.23**	**- 19,859**
Other liabilities	**167,609**	**2.31**	**150,437**	**2.18**	**- 17,171**
Co-insurance payables	7,146		7,397		
Reinsurance payables	46,248		44,506		
Foreign reinsurance payables	21,383		20,310		
Agency business payables	3		179		
Loans payables	14		--		
Accrued income taxes	5,902		5,298		
Guarantee money	18,533		11,215		
Deferred income	2,143		892		
Accounts payables	46,686		34,221		
Suspense receipts	13,170		17,473		
Financial derivative instruments	3,734		2,190		
Deferred hedge gains	1,073		5,186		
Other liabilities	1,567		1,565		
Accrued retirement benefits	**151,015**	**2.08**	**163,190**	**2.37**	**12,174**
Accrued bonuses for employees	**8,278**	**0.11**	**10,685**	**0.15**	**2,406**
Reserve for loss on sales of credits	**2,650**	**0.04**	**1,619**	**0.02**	**- 1,031**
Reserve for loss on investments in real estate	**2,309**	**0.03**	**1,220**	**0.02**	**- 1,089**
Reserve for price fluctuation	**19,576**	**0.27**	**20,429**	**0.30**	**853**
Deferred tax liabilities	**252,384**	**3.47**	**120,132**	**1.74**	**- 132,251**
Guarantees outstanding	**434,621**	**5.98**	**569,505**	**8.26**	**134,884**
Total Liabilities	**5,758,225**	**79.28**	**5,635,248**	**81.70**	**- 122,977**
(Shareholders' Equity)					
Capital stock	**128,473**	**1.77**	**128,476**	**1.86**	**2**
Statutory reserve	**115,830**	**1.59**	**118,032**	**1.71**	**2,202**
Additional paid-in capital	81,989		81,991		
Legal earned reserve	33,840		36,040		
Other retained earnings	**384,778**	**5.30**	**347,936**	**5.05**	**- 36,842**
Voluntary reserve	346,701		307,339		
Special reserve	134,200		90,600		
Reserve for cash dividends	65,000		66,400		
Reserve for retirement allowance to officers	2,440		1,400		
Special reserve for underwriting	143,900		146,900		
Reserve for losses on overseas investments, etc.	7		7		
Reserve for special depreciation	933		1,341		
Reserve for advanced depreciation	220		690		
Unappropriated retained earnings	38,077		40,597		
Net income	27,144		23,607		
Unrealized holding gain	**875,814**	**12.06**	**679,664**	**9.85**	**- 196,149**
Treasury stock	**--**	**--**	**- 11,603**	**- 0.17**	**- 11,603**
Total of shareholders' equity	**1,504,897**	**20.72**	**1,262,507**	**18.30**	**- 242,390**
Total Liabilities and Shareholders' equity	**7,263,123**	**100.00**	**6,897,755**	**100.00**	**- 365,367**

Statement of Income

(All amounts are in millions of yen.)

Accounts / Years	For the business year ended March 31, 2001 (April 1, 2000 - March 31 2001) Amount	For the business year ended March 31, 2002 (April 1, 2001 - March 31 2002) Amount	Fluctuation
Ordinary Income and Expenses			
Ordinary Income	**1,847,443**	**1,794,599**	**- 52,843**
Underwriting income	**1,742,523**	**1,687,961**	**- 54,561**
Net premiums written	1,173,528	1,187,204	13,676
Deposit premiums by policyholders	373,217	296,730	- 76,486
Investment in income on deposit premiums, etc.	78,340	71,226	- 7,113
Decrease in underwriting reserves	116,628	132,243	15,614
Foreign exchange gain	796	504	- 291
Other underwriting income	12	50	38
Investment income	**101,374**	**102,652**	**1,277**
Interest and dividends income	132,651	129,222	- 3,428
Income from money trusts	3,100	1,950	- 1,149
Gain on sales of securities	39,107	37,922	- 1,184
Gain on maturity of securities	1,228	1,898	669
Gain on financial derivative instruments	1,333	--	- 1,333
Foreign exchange gain	874	1,588	714
Other investment income	1,420	1,296	- 123
Transfer of investment income on deposit premiums, etc.	- 78,340	- 71,226	7,113
Other Ordinary Income	**3,545**	**3,986**	**440**
Ordinary Expense	**1,790,995**	**1,731,964**	**- 59,030**
Underwriting expenses	**1,513,139**	**1,457,451**	**- 55,687**
Net losses paid	621,582	623,216	1,634
Losses adjustment expenses	57,290	56,853	- 437
Commission and brokerage expenses	207,221	207,580	359
Deposits to policyholders	585,956	523,145	- 62,811
Maturity dividends to policyholders	1,036	409	- 626
Increase in reserve for outstanding claims	39,756	24,759	- 14,996
Increase in underwriting reserves	--	20,799	20,799
Foreign exchange loss	--	347	347
Other underwriting expenses	295	338	43
Investment expenses	**30,312**	**36,422**	**6,110**
Loss on money trusts	5,385	4,125	- 1,260
Loss on sales of securities	6,507	2,845	- 3,662
Loss on devaluation of securities	14,384	27,125	12,741
Loss on maturity of securities	440	39	- 401
Expenses for financial derivative instruments	1,319	1,269	- 50
Foreign exchange loss	1,428	206	- 1,222
Other investment expenses	846	811	- 34
Operating, general and administrative expenses	**240,933**	**234,929**	**- 6,003**
Other ordinary expenses	**6,611**	**3,160**	**- 3,450**
Interest paid	1,203	1,163	- 39
Increase in allowance for bad debts	626	--	- 626
Bad debt loss	1,789	0	- 1,788
Decrease in reserve for loss on sales of credits	163	--	- 163
Other ordinary expenses	2,828	1,995	- 832
Ordinary profit	**56,447**	**62,635**	**6,187**
Extraordinary Income and Losses			
Extraordinary income	**31,743**	**12,361**	**- 19,381**
Gain on sales of real property	5,449	1,303	- 4,146
Gain on disposal of real property and equipment	--	1,859	1,859
Other extraordinary income	26,293	9,199	- 17,094
Extraordinary losses	**50,328**	**42,739**	**- 7,589**
Loss on disposal of real property and equipment	4,495	3,069	- 1,425
Reserve for price fluctuation	4,051	2,712	- 1,338
Other extraordinary loss	41,782	36,957	- 4,824
Income before income taxes	**37,862**	**32,257**	**- 5,604**
Income taxes and inhabitants' taxes	13,593	16,797	3,204
Adjustment of income taxes	- 2,875	- 8,148	- 5,272
Net income	**27,144**	**23,607**	**- 3,536**

Securities

1. Securities for sale and purchase:
   Not applicable.

2. Information on held-to-maturity debt securities for which market value is available:

(Millions of yen)

Types of securities		(As of March 31, 2001)			(As of March 31, 2002)		
		Carrying value	Market Value	Unrealized gain (loss)	Carrying value	Market Value	Unrealized gain (loss)
Securities, of which market value is more than carrying value of the balance sheet	Foreign securities	1,631	1,636	4	1,136	1,645	508
Securities, of which market value is not more than carrying value of the balance sheet	--	--	--	--	--	--	--
Total		1,631	1,636	4	1,136	1,645	508

3. Shares of subsidiaries and affiliate companies for which market value is available:
   Not applicable.

4. Other securities for which market value is available:

(Millions of yen)

Types of securities		(As of March 31, 2001)			(As of March 31, 2002)		
		Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities, of which carrying value is more than acquisition costs	Bonds and debentures	1,605,654	1,694,941	89,286	1,523,553	1,586,324	62,770
	Stock	888,313	2,105,889	1,217,576	812,854	1,739,127	926,273
	Foreign securities	464,867	544,315	79,447	572,135	667,810	95,675
	Other	13,439	13,903	464	18,333	19,462	1,128
	Subtotal	2,972,274	4,359,049	1,386,775	2,926,876	4,012,724	1,085,848
Securities, of which carrying value is not more than acquisition costs	Bonds and debentures	29,032	28,450	- 582	174,601	172,474	- 2,127
	Stock	98,334	88,388	- 9,945	120,400	101,503	- 18,897
	Foreign securities	95,363	89,017	- 6,345	78,160	75,092	- 3,068
	Other	38,729	37,844	- 884	9,862	9,056	- 805
	Subtotal	261,459	243,701	- 17,758	383,025	358,126	- 24,899
Total		3,233,733	4,602,750	1,369,016	3,309,902	4,370,850	1,060,948

Information of Loans Receivable under Risk Control

(Millions of Yen)

	(As of March 31, 2001)	(As of March 31, 2002)	Fluctuation
Receivables from obligors who are under collapse of management	8,042	5,501	- 2,540
Receivables in delay	17,035	14,743	- 2,291
Receivables in arrears for three months or more	563	742	179
Receivables to which eased loan conditions were granted	21,935	12,915	- 9,020
Total	47,577	33,903	- 13,673
Ratio to loan balance	5.4%	4.5%	- 0.9%
Loan balance (for reference)	875,378	757,797	- 117,581

00119 5,000 2001.10 (新)

Solvency Margin Ratio

(Millions of yen)

		As of March 31, 2001		As of March 31, 2002
		Sumitomo Marine	Mitsui Marine	The Company
(A) Total amount of solvency margins		1,300,408	1,326,289	2,297,119
	Total of Stockholders' equity (excluding predetermined outflows from the Company, deferred assets and unrecognized gain or loss on other securities)	302,044	316,668	571,808
	Reserve for price fluctuation	10,002	9,574	20,429
	Reserve for extraordinary risks	232,131	214,825	462,534
	Reserve for bad debts	5,442	11,899	10,058
	Unrecognized gain or loss on other securities (before tax effect deduction)	605,941	627,695	957,274
	Unrecognized gain or loss on land	39,326	42,003	87,151
	Method, etc. of procurement of liability capitals	--	--	--
	Item of deduction	--	1,170	1,170
	Other	105,529	104,793	189,032
(B) Total amount of risks $R_1{}^2 + (R_2 + R_3)^2 + R_4 + R_5$		206,118	266,458	429,681
	General underwriting risks (R_1)	31,653	35,225	68,579
	Expected interest rate risks (R_2)	3,493	3,072	6,017
	Asset management risks (R_3)	136,206	154,417	266,251
	Operation risks (R_4)	4,592	5,839	9,603
	Great disaster risks (R_5)	58,285	99,237	139,304
(B) Solvency margin ratio [(A)/{(B)x1/2}] x 100		1,261.8%	995.5%	1,069.2%

(Note) The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations for the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

<Solvency margin ratio>

・ While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitudes and substantial decline in prices of the assets held by it.

・ Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

・ Risks beyond normal expectations is indicated as a total amount of such risks as listed below:

① Underwriting risks: (General underwriting risks)	any such risks involved in insurable contingencies as may occur beyond normal expectations (excluding risks for disasters of great magnitude).
② Risks of expected interest rate: (Expected interest rate risks)	any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.
③ Asset management risks: (Asset management risks)	any such risks as may occur as a result of fluctuating the prices of securities and other assets held being more than normal expectations.
④ Operation risks (Operation risks)	any risks other than those referred to in ① to ③ and ⑤above that may occur in the operation of business beyond normal expectations.
⑤ Risks for great disaster (Great disaster risks)	Any risks involved in disasters of great magnitudes (such as the Great Kanto Earthquake, etc.) as may occur beyond normal expectations.

00119 5,000 2001.10 (新)

- "Surplus payment such as capital and reserves held by a non-life insurance company" (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

- The solvency martin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies. and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

00119 5,000 2001.10 (新)

May 31, 2002

Summary of Consolidated Financial Statements for the Year Ended March 31, 2002

Name of Listed Company: Mitsui Sumitomo Insurance Company, Limited

Code Number: 8752

Stock Exchanges: Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange

Headquarters: Tokyo

(URL http://www.ms-ins.com)

Contact: Hiroyuki Takahashi
Manager of Financial Accounting Section, Accounting Department
Phone number 03-3297-6648

The Board of Directors approved the consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the "Company") on the following date:

May 31, 2002

Whether or not the U.S. GAAP has been adopted for the settlement of accounts:

Not provided.

1. Consolidated business results for the year ended March 31, 2002 (from April 1, 2001 to March 31, 2002):

(Note) All amounts are in millions of yen except for per share data and amounts less than one million have been disregarded. In addition, any negative amounts appear with the mark (-). The same shall be applied hereinafter.

(1) Consolidated operating results

	Ordinary income		Ordinary profit		Net income	
	¥ mil	%	¥ mil	%	¥ mil	%
For the year ended March 31, 2002	1,439,244	45.4	50,292	85.2	16,118	4.3
For the year ended March 31, 2001	989,707	-0.7	27,157	-11.0	15,450	48.2

	Net income per share	Diluted net income per share	Return on equity	Operating profit as a percentage of total assets	Operating profit as a percentage of net sales
For the year ended March 31, 2002	¥14.44	¥13.66	1.6%	0.9%	3.5%
For the year ended March 31, 2001	¥20.14	¥18.93	2.8%	0.8%	2.7%

(Notes)

(1) Equity in earnings (losses) of affiliates amounted to ¥-- for the year ended March 31, 2002 and ¥-- for the year ended March 31, 2001.

(2) The average number of shares of common stock in issue on a consolidated basis was 1,115,620,523 shares for the year ended March 31, 2002 and 766,794,072 shares for the year ended March 31, 2001.

(3) No accounting change was made during the year ended March 31, 2002.

(4) The percentages presented in the column "Ordinary income", "Ordinary profit" and "Net income" above represent an increase or decrease ratio in comparison with the corresponding figures for the previous business year.

(2) Consolidated financial conditions

	Total assets (¥ mil.)	Shareholders' equity (¥ mil.)	Shareholders' equity as a percentage of total assets	Shareholders' equity per share (¥)
As of March 31, 2002	7,323,905	1,269,927	17.3%	869.82
As of March 31, 2001	3,888,289	771,138	19.8%	1,018.39

(Note)

The number of shares of common stock in issue on a consolidated basis was 1,459,972,121 shares as of March 31, 2002 and 757,211,246 shares as of March 31, 2001.

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash and cash equivalents at end of year
	¥ mil.	¥ mil.	¥ mil.	¥ mil.
For the year ended March 31, 2002	-19,752	-36,654	-37,272	372,383
For the year ended March 31, 2001	12,891	24,312	-17,827	237,175

(4) Scope of consolidation

Number of consolidated subsidiaries: 26

Number of unconsolidated subsidiaries accounted for by the equity method: --

Number of affiliates accounted for by the equity method: --

(5) Changes in the scope of consolidation for the year ended March 31, 2002

Number of newly consolidated subsidiaries: 12

Number of consolidated subsidiaries excluded from consolidation: 1

Number of unconsolidated subsidiaries and affiliates newly accounted for by the equity method: --

Number of unconsolidated subsidiaries and affiliates ceased to be accounted for by the equity method: --

00119 5,000 2001.10 (新)

2. Consolidated operating results forecast for the Year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

	Net premiums written	Ordinary income	Net income
For the six months ending September 30, 2002	¥ mil 940,000	¥ mil 25,000	¥ mil 10,500
For the year ending March 31, 2003	1,980,000	66,000	31,000

The estimated net income per share for the year ending March 31, 2003: ¥21.23

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

(Note) Please refer to page 6 of the Japanese original version with respect to the preconditions and other related matters for the operating results forecast stated above.

The corporate group (the Company and affiliates) consists of the Company, its 79 subsidiaries and 14 affiliates. It is an insurance and financial group carrying out the "non-life insurance business and non-life insurance related business" and "life insurance business".

- **Mitsui Sumitomo Insurance Company, Limited**
  - **Non-Life Insurance Business and Non-Life Insurance Related Business** <92 companies>
    - **Non-Life Insurance Business** <23 companies> 15 subsidiaries 8 affiliates
      - ★ Mitsui Marine & Fire Insurance Company of America <U.S.A.>
      - ★ Sumitomo Marine & Fire Insurance Company of America <U.S.A.>
      - ★ Mitsui Sumitomo Insurance Company (Europe), Limited <U.K.>
      - ★ The Sumitomo Marine & Fire Insurance Co., (Europe) Limited < U.K.>
      - ★ MSI Corporate Capital Limited <U.K.>
      - ★ Mitsui Sumitomo Insurance (Singapore), Pte Ltd. <SINGAPORE>
      - ★ MM Reinsurance Company Limited <BERMUDA>
      - ★ Mitsui Sumitomo Reinsurance Limited <IRELAND>
      - ★ Mitsui Sumitomo Insurance Company (Hong Kong) Limited <HONG KONG>
      - ★ P.T. Asuranshi Mitsui Marine Indonesia <INDONESIA>
      - ★ P.T. Asuranshi Sumitomo Marine & Pool <INDONESIA>
      - ★ Mitsui Sumitomo Seguros S.A. <BRAZIL>
      - ★ Mitsui Sumitomo Insurance (Malaysia) Bhd. <MALAYSIA>
      - and other 10 companies
    - **Non-Life Insurance Related Business** <33 companies> 30 subsidiaries 3 affiliates
      - ☆ MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited (Automobile insurance claim survey business)
      - ☆ Interisk Research Institute & Consulting, Inc. (Total risk management services)
      - ★ Mitsui Sumitomo Insurance Group Holdings (U.S.A.), Inc. <U.S.A.> (Management and operating business of subsidiaries)
      - ★ Mitsui Sumitomo Insurance (London Management) Ltd. <U.K.> (Non-life insurance agency business and management and operating business of subsidiaries) and other 29 companies
    - **Asset Management Related Business** <16 companies>
      - **Investment Trust and Investment Advisory Business** <5 subsidiaries>
        - ★ MITSUI SUMITOMO INSURNACE Asset Management Co., Ltd. (Commissioning Business of Security Investment Trust and Investment Advisory Business) and 4 other companies
      - **Real Estate Investment Business** <2 subsidiaries>
        - ☆ Taisho Realty America Corporation <U.S.A.>
        - ☆ MSI Property (U.S.A.), Inc. <U.S.A.>
      - **Other Asset Management Related Business** <9 subsidiaries>
        - ★ MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited (Venture capital business)
        - ☆ MITSUI SUMITOMO INSURANCE Loan Service Company, Limited (Credit guarantees and outsourcing business)
        - and 7 other companies
    - **General Affairs & Administrative Outsourcing Business** <20 companies>
      - **General Affairs Related Business** <3 companies> 2 subsidiaries 1 affiliate
        - ☆ MSK Building Service Company, Limited (Management and operating business of real estate)
        - ☆ MSK Shoji Company, Limited (Social welfare business)
        - and 1 other company
      - **Outsourcing and Computing Related Business** <2 subsidiaries>
        - ☆ MSK Information Service Company, Limited (Operation of computer equipment)
        - ☆ MSK System Development Company, Limited (Development of computer software)
      - **Training Business** <1 subsidiary >
        - ☆ MITSUI SUMITOMO INSURANCE Agency Service Company, Limited (Education and training business for agencies of the Company)
      - **Staff Dispatching Business** <1 subsidiary>
        - ☆ MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited (Staff dispatching business)
      - **Other Businesses** <13 companies> 11 subsidiaries 2 affiliates
        - ☆ MITSUI SUMITOMO INSURANCE Care Network Company, Limited (Operation of nursing facilities and welfare businesses for elderly) and 12 other companies
  - **Life Insurance Business** <1 company> <1 subsidiary>
    - ★ Mitsui Sumitomo Kirameki Life Insurance Company, Limited

(Note)

Marks before company names indicate the following:

★:consolidated subsidiary ☆:unconsolidated subsidiary

00119 5,000 2001.10 (新)

Management Policy

The Sumitomo Marine and Fire Insurance Company, Limited and Mitsui Marine and Fire Insurance Company, Limited merged on October 1, 2001 to form Mitsui Sumitomo Insurance Company, Limited.

The management policy of Mitsui Sumitomo Insurance Company, Limited is as described below:

1. Fundamental Policy

As its management concept, the Company has stated as below:

> Through our insurance and financial services business, we commit ourselves to the following:
>
> ○ Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.
>
> ○ Providing the finest products and services, and realizing customer satisfaction.
>
> ○ Continuously improving our business, thereby meeting our shareholders' expectations and earning their trust.

The following is the corporate image aimed at:

① an insurance and financial group (aiming at the realization of a non-life insurance company in Japan having the No. 1 growth, profitability and size and, operating globally on the basis of an aggressive international strategy) which engages in non-life insurance and life insurance as its core business and at the same time dynamically develops financial services and risk related services business;

② an insurance and financial group which is highly valued and trusted by customers, shareholders, agencies, and society; and

③ an insurance and financial group, the staff of which is full of creativity and is energetic, very fresh and innovative

2. Basic Profit Distribution Policy

The Company intends to respond to support from its shareholders by paying dividends suitable for its business results and effecting a proper profit returning policy on the basis of maintaining stable dividends, while taking the future managerial environment and business developments into consideration. Given the nature of the non-life insurance business, however, the Company deems it necessary to seek to enhance its internal reserves in preparation for the occurrence of an earthquake or any other extraordinary disaster.

Such internal reserves will be used for effective investment aimed at strengthening the managerial basis of the Company to prepare for changes in the business environment while at the same time efforts will be made to expand its collateral power.

In the merger with The Sumitomo Marine and Fire Insurance Company, Limited, the Company issued 722,670,455 shares of common stock and allotted and delivered 1.09 shares of its common stock for each share of common stock of The Sumitomo Marine and Fire Insurance Company, Limited held by its shareholders to the shareholders (including the beneficial shareholders) whose names have been recorded in the final register of shareholders of The Sumitomo Marine and Fire Insurance Company, Limited as of the day immediately preceding the effective date of the merger.

While there will be no money to be paid due to the merger, it has been determined that dividends on the shares allotted and delivered as a result of the merger will be calculated as from April 1, 2001.

Furthermore, in March 2002, the Company acquired 18,895,000 shares of treasury stock (total amount of acquisition: ¥10,962 million) with a view to improving capital efficiency and returning profit to its shareholders.

3. Medium-and Long-term Corporate Management Strategies and Matters to be Addressed by the Company

[Medium-and Long-term Corporate Management Strategies]

Under its basic management plan "MS WAVE" for business years 2001 and 2002, the Company has been committing itself to its managerial issues based on the following basic strategies:

(1) Strategy for the No. 1 growing power and profitability
  ① Innovation of the sales structure of insurance agencies, utilization of the computer system for insurance agencies.
  ② Marketing new products matching the needs of the market, aggressive entrance into any growing market.
  ③ Improvement in loss ratio, decrease in operating costs.
  ④ Reinforcement of asset management capability, and financial services business.
  ⑤ Reinforcement of risk related business, such as risk management.

(2) Highest quality strategy (Customer services, Corporate governance, Compliance)
  ① Enhancement of customer services and realization of a superior position over competitors attributable to the highest quality products, services and response capability to customers.
  ② Improvement of corporate governance in response to the shareholders' and the market's expectation.
  ③ Compliance to the fullest extent.

(3) Strategy to maximize M-S power (Staff of Mitsui Sumitomo Insurance Company, Limited, and its agencies)
  ① Early materialization of the merger effect by consolidating all staff in one union.
  ② Creation of a new corporate culture, training of personnel full of creativity
  ③ Strategic utilization of information technology (IT)

[Major Matters to be Addressed by the Company]

(1) Basic Management Plan ("MS WAVE")

In the insurance industry, in the midst of further severe operating environments including contraction of the reinsurance market after the terrorist attacks in the United States following a sharp rise in reinsurance premium rates related thereto, revealed investment risks due to the sluggish stock markets, etc., it seems that competition in the industry will become more intensified and moves towards business tie-ups or reorganizations will be accelerated across borders or beyond business segments.

Under these circumstances, in accordance with the basic management plan, "MS WAVE", the Company intends to promote highest quality risk solution business by producing the maximum benefits from the merger through expanded scale and improved business efficiency and also by positively utilizing managerial resources.

(2) Business tie-ups for expansion of growth and profitability:
  ① Business tie-up with the Nissay Group

  In October, 2000 the Company reached an agreement with the Nissay Group to jointly deal with the mutual provision of products and services and with the building-up of computer systems for insurance agencies, and then in April,

2001 the Company and the Group jointly set up Insurance System Solution (ISS), Inc, a company to develop and operate computer systems for insurance agencies. The company developed a composite management system for customers and contracts of both life insurance and non-life insurance products in April 2002 for the first time in the insurance industry.

② Business tie-up with the U.S. Citi Group

In order to reinforce the handling of variable individual pension insurance, the Company entered into a business tie-up with Citi Insurance International Holdings Inc. ("Citi Insurance"), an international insurance division of the US Citi Group having the experience and know-how in such insurance business in the United States, and jointly established a joint venture life insurance company in Japan. The Company has been in the process of intensive study to launch the underwriting and sales of variable individual pension insurance by the established company from April 2002 through channels of financial institutions such as securities companies, etc. The Company and Citi Insurance entered into a joint venture agreement dated December 10, 2001, and are energetically preparing for acquisition of a life insurance business license as well as for commencement of business.

③ Strengthening of insurance business through the Mitsui and Sumitomo Group

In November, 2001 the Company agreed with Mitsui Life Insurance, Sumitomo Life Insurance and Sumitomo Mitsui Banking Corporation that it will be necessary to further reinforce the insurance business as part of the Mitsui and Sumitomo Group in order to lead the insurance industry in Japan and secure global competitiveness through the provision of outstanding products and services and the improvement in cost competitiveness, and in the new framework of the Mitsui and Sumitomo Group, the Company will further expand cooperation with the companies within the Group, particularly through tie-ups in the following areas:

- Mutual connection of sales channels among the three insurance companies;
- Joint research and development of life and non-life insurance products and finance-incorporated products;
- Restructuring of asset management business;

  In April 2002, the above-mentioned companies had reached a basic agreement on the merger of their asset management subsidiaries, MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD. Sumitomo Life Investment Co., Ltd., Sumisei Global Investmetn Trust Management Co., Ltd. and SAKURA INVESTMENT MANAGEMENT CO., LTD., subject to approval, etc. from the relevant authorities. The merger is scheduled to take effect in December 2002;
- Converging of Mitsui life and non-life insurance subsidiaries into the Company; and
- Further expansion of personnel exchanges.

4. Measures for Improvement of Management Controlling Body (i.e., for Enhancement of Corporate Governance)

The Company has introduced an executive officer system to separate its decision-making and supervising functions of important managerial matters from its executive functions, thereby establishing a system for the execution of business for which each of the executive officers is responsible as well as making discussions at meetings of the board of directors more lively and the decision-making process more speedy.

The Company has decided the term of office of directors to be one year so as to structure a management system capable of responding to changes with mobility and to define directors' responsibility in management, and also has set up a personnel committee and a compensation committee as internal committees of the board of directors which will advise the board of directors on personnel matters and matters of compensation for directors and executive officers, respectively, upon delegation by the board of directors.

5. Viewpoint and Policy, etc. related to Reduction of Investment Units

The Company recognizes that reduction of investment units is one of the effective measures to expand classes of individual investors and to enhance liquidity of stocks; however, in light of Company's current share price level, number of shareholders, liquidity of stocks, cost effectiveness, etc., the Company judges that reduction of investment units should not be effected immediately at this point. The Company intends to deal with this matter flexibly, considering changes of the above-mentioned factors, market demand, etc.

<u>**Operating Results and Financial Position**</u>

1. Operating results of the consolidated business year under review

(1) Operating results of the consolidated business year under review

On October 1, 2001, the Company and The Sumitomo Marine and Fire Insurance Company, Limited merged on an equal basis and commenced business as "Mitsui Sumitomo Insurance Company, Limited". Legally, Mitsui Marine and Fire Insurance Co., Ltd. continued to exist as the surviving company and The Sumitomo Marine and Fire Insurance Company, Limited was dissolved. Therefore, the operating results of the consolidated business year under review is the total of the operating results of Mitsui Marine and Fire Insurance Co., Ltd. for the first half of the year and the operating results of Mitsui Sumitomo Insurance Company, Limited for the second half of the year.

During the business year under review, the Japanese economy continued to deteriorate; personal consumption was sluggish due to severe employment and income conditions, export declined due to a slowdown of the world economy resulting in a decline of corporate profits, and private capital investment continued to be sluggish.

In the insurance industry, in addition to sluggish premiums written reflecting the slowdown of the economy as well as lower premium rates, asset management was under a severe condition as interest rates continued to be at low level and the stock market declined, etc.

Under these circumstances, the Company merged with The Sumitomo Marine and Fire Insurance Company, Limited, and made efforts to promote sales activities aggressively by introducing new products such as "MOST", a new automobile insurance product. As a result, ordinary income amounted to ¥1,439.2 billion and ordinary expenses amounted to ¥1,388.9 billion, resulting in ordinary profit of ¥50.2 billion after the deduction of ordinary expenses from ordinary income.

The details by business segment are as follows:

(i) In non-life insurance business, although sales of insurance with a maturity refund was sluggish due to lower domestic interest rates, the Company made efforts to expand sales of new products such as "MOST", a new automobile insurance product providing a vast range of compensation with substantial services attached thereto, "Home *Pikaichi*", a highest-class fire insurance product for homeowners, etc. As a result, net premiums written amounted to ¥935.6 billion, and ordinary income, which is the amount calculated by adding net premiums written and investment income, etc. amounted to ¥1,405.5 billion. The Company was obliged to incur a substantial amount of losses on devaluation of securities due to the decline of the stock market, however, the Company strove to reduce operating expenses and general and administrative expenses, and thus ordinary expenses remained at ¥1,356.5 billion. As a result, ordinary profit amounted to ¥49 billion.

(ii) In life insurance business, Mitsui Sumitomo Kirameki Life Insurance Company, Limited, which is a subsidiary of the Company, made efforts to expand its business and the total amount of personal insurance and personal annuity insurance in force increased, and thus life insurance premiums written amounted to ¥92 billion and ordinary income amounted to ¥99.8 billion. Ordinary expenses amounted to

¥98.6 billion, and as a result, ordinary profit amounted to ¥1.1 billion.

After adding to or deducting from the ordinary profit indicated above extraordinary profit, extraordinary losses, income tax and resident's tax, etc. adjustments to such taxes, minority interest, as well as various expenses related to the merger, net profit for the business year under review amounted to ¥16.1 billion.

(2) Prospects for operating results of the following consolidated business year

With regard to operating results for the following consolidated business year, the Company estimates ordinary income to be ¥1,980 billion, ordinary profit to be ¥66 billion and net profit for the business year under review to be ¥31 billion, under the following conditions.

- Net premiums written is estimated based on the development of past business results, reflecting effects of the abolition of ceded reinsurance of compulsory automobile liability insurance by the government from April 2002 (a factor of increase in income).
- With regard to net claims paid, payment by the parent company due to natural calamity is estimated to be ¥18.5 billion, predicting from the past business results.
- With regard to prospects for asset management, it is assumed that there will be no substantial fluctuation in market interest rates, foreign exchange rates or stock prices on and after March 31, 2002.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

2. Financial position

Due to merger with The Sumitomo Marine and Fire Insurance Company, Limited, etc., the total assets of the Company at the end of the business year under review amounted to ¥7,323.9 billion and the capital stock amounted to ¥1,269.9 billion.

With regard to cash flow for the consolidated business year under review, cash flow from operating activities amounted to - ¥19.7 billion due to payment of the maturity refund of insurance with a maturity refund, payment of various expenses related to the merger, etc. Cash flow from investment activities amounted to - ¥36.6 billion due to active investment mainly through the purchase of securities. Cash flow from financial activities amounted to - ¥37.2 billion due to redemption of convertible bonds, acquisition of treasury stock, etc. The balance of cash and cash equivalents at the end of the business year under review amounted to ¥372.3 billion, after adding ¥226.4 billion due to the merger and adoption of a consolidated account.

Income and Loss for the Year ended March 31, 2002 in comparison with the Previous Business Year

(All amounts are in millions of yen and (-) represents decrease.)

Accounts / Consolidated years	For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	For the business year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	Fluctuation	Percentage of increase or decrease
Ordinary Income and Expenses				
Underwriting income	**931,865**	**1,348,911**	**417,046**	**44.8**
Net premiums written	637,669	935,690	298,020	46.7
Deposit premiums by policyholders	170,492	210,145	39,652	23.3
Life-insurance premiums	54,899	92,099	37,199	67.8
Underwriting expenses	**800,302**	**1,160,229**	**359,926**	**45.0**
Net losses paid	350,692	499,810	149,118	42.5
Losses adjustment expenses	33,133	46,494	13,360	40.3
Commission and brokerage expenses	115,190	168,999	53,808	46.7
Deposits to policyholders	283,072	403,098	120,025	42.4
Life insurance money	3,322	10,234	6,912	208.0
Investment income	**55,619**	**87,056**	**31,437**	**56.5**
Interest and dividend income	64,126	99,228	35,102	54.7
Gain on sales of securities	23,888	34,701	10,813	45.3
Investment expenses	**18,995**	**26,310**	**7,314**	**38.5**
Loss on sales of securities	1,628	4,490	2,861	175.7
Loss on devaluation of securities	8,357	17,005	8,647	103.5
Operating, general and administrative expenses	**140,121**	**199,198**	**59,077**	**42.2**
Other ordinary income and expenses	**- 907**	**62**	**969**	**--**
Ordinary profit and losses	**27,157**	**50,292**	**23,135**	**85.2**
Extraordinary Income and Losses				
Extraordinary income	30,858	2,174	- 28,684	- 93.0
Extraordinary losses	36,148	29,592	- 6,556	- 18.1
Extraordinary income and losses	**- 5,289**	**- 27,417**	**22,128**	**--**
Income before income taxes	21,867	22,874	1,007	4.6
Income taxes and inhabitants' taxes	1,533	6,376	4,842	315.7
Adjustment of income taxes	4,288	32	- 4,255	- 99.2
Minority interests	595	348	- 247	- 41.6
Net income	**15,450**	**16,118**	**668**	**4.3**

00119 5,000 2001.10 (新)

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001)			For the business year ended March 31, 2002 (April 1, 2001- March 31, 2002)		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	133,929	1.8	15.4	195,057	45.6	15.9
Marine Insurance	37,179	0.3	4.3	53,440	43.7	4.4
Personal Accident Insurance	195,457	- 6.9	22.5	248,441	27.1	20.3
Automobile Insurance	313,221	4.6	36.0	455,683	45.5	37.2
Compulsory Automobile Liability Insurance	85,215	2.7	9.8	113,242	32.9	9.3
Miscellaneous	104,516	15.3	12.0	157,713	50.9	12.9
Total	**869,520**	**2.1**	**100.0**	**1,223,579**	**40.7**	**100.0**
Deposit premiums by policyholders (inclusive)	170,492	- 7.3	19.6	210,145	23.3	17.2

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001)			For the business year ended March 31, 2002 (April 1, 2001- March 31, 2002)		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	85,030	5.2	13.3	121,735	43.2	13.0
Marine Insurance	30,202	- 0.8	4.8	42,743	41.5	4.6
Personal Accident Insurance	69,554	- 1.5	10.9	93,443	34.3	10.0
Automobile Insurance	314,227	4.7	49.3	456,733	45.4	48.8
Compulsory Automobile Liability Insurance	48,595	2.5	7.6	69,247	42.5	7.4
Miscellaneous	90,058	4.8	14.1	151,788	68.5	16.2
Total	**637,669**	**3.6**	**100.0**	**935,690**	**46.7**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001)			For the business year ended March 31, 2002 (April 1, 2001- March 31, 2002)		
	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%
Fire Insurance	31,393	- 18.3	9.0	39,486	25.8	7.9
Marine Insurance	15,626	- 9.9	4.5	22,476	43.8	4.5
Personal Accident Insurance	29,174	- 1.9	8.3	38,940	33.5	7.8
Automobile Insurance	190,928	11.9	54.4	267,932	40.3	53.6
Compulsory Automobile Liability Insurance	31,270	5.3	8.9	43,875	40.3	8.8
Miscellaneous	52,300	- 3.7	14.9	87,098	66.5	17.4
Total	**350,692**	**3.1**	**100.0**	**499,810**	**42.5**	**100.0**

(Note) Any figures are amounts before the off-set of intersegment transactions.

00119 5,000 2001.10 (新)

Consolidated Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (As of March 31, 2001)		For the business year ended March 31, 2002 (As of March 31, 2002)		Fluctuation
	Amount	Ratio	Amount	Ratio	
(Assets)		%		%	
Cash on hand and in banks	173,700	4.47	415,024	5.67	241,324
Call loans	10,000	0.26	328	0.00	- 9,671
Monetary claims bought	81,455	2.09	17,774	0.24	- 63,680
Money trust	39,551	1.02	38,639	0.53	- 912
Securities	2,423,236	62.32	4,887,186	66.73	2,463,949
Loans	434,580	11.18	764,426	10.44	329,845
Real property and equipment	195,249	5.02	309,985	4.23	114,735
Other assets	212,706	5.47	367,845	5.02	155,139
Deferred tax assets	103	0.00	1,334	0.02	1,230
Customers' guarantees liability	338,798	8.71	547,388	7.47	208,589
Allowance for bad debts	- 21,068	- 0.54	- 26,018	- 0.35	- 4,950
Allowance for investment losses	- 25	- 0.00	- 8	- 0.00	16
Total Assets	3,888,289	100.00	7,323,905	100.00	3,435,615
(Liabilities)					
Underwriting funds	2,391,713	61.51	4,931,667	67.34	2,539,954
Reserve for outstanding claims	223,588		465,029		241,441
Underwriting reserves	2,168,125		4,466,638		2,298,512
Convertible bonds	52,594	1.35	85,098	1.16	32,504
Other liabilities	105,865	2.72	165,176	2.26	59,310
Accrued retirement benefits	83,796	2.16	163,544	2.23	79,747
Accrued bonuses for employees	3,774	0.10	11,278	0.16	7,503
Reserve for loss on sales of credits	2,650	0.07	1,619	0.02	- 1,031
Reserve for loss on investments in real estate	2,309	0.06	1,220	0.02	- 1,089
Reserve under the special law	9,668	0.25	20,662	0.28	10,994
Reserve for price fluctuation	9,668		20,662		10,944
Deferred tax liabilities	122,176	3.14	121,608	1.66	- 568
Guarantees outstanding	338,798	8.71	547,388	7.47	208,589
Total Liabilities	3,113,348	80.07	6,049,264	82.60	2,935,915
Minority Shareholders' Interest	3,802	0.10	4,713	0.06	910
(Shareholders' Equity)					
Capital stock	68,453	1.76	128,476	1.75	60,022
Additional paid-in capital	46,440	1.19	81,991	1.12	35,551
Consolidated retained earnings	214,660	5.52	383,410	5.24	168,749
Unrealized holding gain on securities	448,917	11.55	688,873	9.41	239,956
Translation adjustments	- 7,329	- 0.19	- 1,220	- 0.02	6,108
Total	771,141	19.83	1,281,531	17.50	510,389
Treasury stock	- 3	- 0.00	- 11,603	- 0.16	- 11,600
Total shareholders' equity	771,138	19.83	1,269,927	17.34	498,788
Total Liabilities and Shareholders' equity	3,888,289	100.00	7,323,905	100.00	3,435,615

00119 5,000 2001.10 (新)

Consolidated Statement of Income

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (Apr.1, 2000 - Mar. 31, 2001)		For the business year ended March 31, 2002 (Apr.1, 2001 - Mar. 31, 2002)		Fluctuation
	Amount	Ratio	Amount	Ratio	
		%		%	
Ordinary Income and Expenses					
Ordinary Income	**989,707**	**100.00**	**1,439,244**	**100.00**	**449,537**
Underwriting income	**931,865**	**94.16**	**1,348,911**	**93.72**	**417,046**
Net premiums written	637,669		935,690		298,020
Deposit premiums by policyholders	170,492		210,145		39,652
Investment in income on deposit premiums, etc.	37,212		52,638		15,425
Life insurance premiums	54,899		92,099		37,199
Decrease in underwriting reserves	31,099		57,627		26,528
Other underwriting income	491		710		218
Investment income	**55,619**	**5.62**	**87,056**	**6.05**	**31,437**
Interest and dividends income	64,126		99,228		35,102
Income from money trusts	2,443		1,357		- 1,085
Gain on sales of securities	23,888		34,701		10,813
Gain on maturity of securities	1,091		1,467		375
Other investment income	1,282		2,940		1,658
Transfer of investment income on deposit premiums, etc.	- 37,212		- 52,638		- 15,425
Other Ordinary Income	**2,222**	**0.22**	**3,275**	**0.23**	**1,053**
Ordinary Expense	**962,549**	**97.26**	**1,388,951**	**96.51**	**426,401**
Underwriting expenses	**800,302**	**80.86**	**1,160,229**	**80.62**	**359,926**
Net losses paid	350,692		499,810		149,118
Losses adjustment expenses	33,133		46,494		13,360
Commission and brokerage expenses	115,190		168,999		53,808
Deposits to policyholders	283,072		403,098		120,025
Maturity dividends to policyholders.	402		271		- 131
Life insurance money, etc.	3,322		10,234		6,912
Increase in reserve for outstanding claims	14,314		30,966		16,652
Other underwriting expenses	173		353		179
Investment expenses	**18,995**	**1.92**	**26,310**	**1.83**	**7,314**
Loss on money trusts	4,975		2,718		- 2,256
Loss on sales of securities	1,628		4,490		2,861
Loss on devaluation of securities	8,357		17,005		8,647
Loss on maturity of securities	116		57		- 58
Expenses for financial derivative instruments	1,319		765		- 554
Other instrument expenses	2,597		1,272		- 1,325
Operating, general and administrative expenses	**140,121**	**14.16**	**199,198**	**13.84**	**59,077**
Other ordinary expenses	**3,129**	**0.32**	**3,213**	**0.22**	**83**
Interest paid	486		895		408
Increase in allowance for bad debts	1,075		7		- 1,067
Decrease in reserve for loss on sales of credits	163		--		- 163
Amortization of deferred assets under Article 113 of the Insurance Business Law	619		198		- 421
Other ordinary expenses	785		2,112		1,327
Ordinary profit	**27,157**	**2.74**	**50,292**	**3.49**	**23,135**
Extraordinary Income and Losses					
Extraordinary income	**30,858**	**3.12**	**2,174**	**0.15**	**- 28,684**
Gain on disposal of real property and equipment	4,571		1,092		- 3,479
Other extraordinary income	26,287		1,081		- 25,205
Extraordinary losses	**36,148**	**3.65**	**29,592**	**2.06**	**- 6,556**
Loss on disposal of real property and equipment	3,327		2,612		- 714
Increase in reserve under the special law	2,726		2,776		50
Reserve for price fluctuation	2,726		2,776		50
Other extraordinary loss	30,094		24,202		- 5,892
Income before income taxes	21,867	2.21	22,874	1.58	1,007
Income taxes and inhabitants' taxes	1,533	0.16	6,376	0.44	4,842
Adjustment of income taxes	4,288	0.43	32	0.00	- 4,255
Minority interests	595	0.06	348	0.02	- 247
Net income	**15,450**	**1.56**	**16,118**	**1.12**	**668**

00119 5,000 2001.10 (新)

Consolidated Statements of Retained Earnings

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (Apr. 1, 2000 - Mar. 31 2001) Amount	For the business year ended March 31, 2002 (Apr. 1, 2001- Mar. 31 2002 Amount	Fluctuation
Consolidated retained earnings at beginning of the period	**216,539**	**214,660**	**1,879**
Increase in consolidated retained earnings	**598**	**157,987**	**157,388**
Increase in retained earnings in connection with the increase in number of consolidated subsidiaries	598	62	- 536
Increase in retained earnings in connection with the merger	--	157,924	157,924
Decrease in consolidated retained earnings	**17,928**	**5,355**	**- 12,572**
Cash dividends	5,454	5,300	- 154
Bonuses to officers	55	55	--
Decrease in retained earnings in connection with the application of market price method	171	--	- 171
Decrease in retained earnings in connection with the retirement of treasury stock by way of using profits	12,247	--	- 12,247
Net income	**15,450**	**16,118**	**668**
Consolidated retained earnings at end of the year	**214,660**	**383,410**	**168,749**

00119 5,000 2001.10 (新) C

Consolidated Statements of Cash Flows

(All amounts are in millions of yen.)

Accounts \ Periods	For the business year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31 2001) Amount	For the business year ended Mar. 31, 2002 (Apr. 1, 2001 - Mar. 31 2002) Amount	Fluctuation
I. Cash flows from operating activities			
Income before income taxes	21,867	22,874	1,007
Depreciation and amortization	12,771	19,100	6,328
Increase in reserve for outstanding claims	14,314	30,966	16,652
Increase in underwriting reserves	- 13,457	- 58,393	- 44,936
Increase in allowance for bad debts	- 13,740	- 4,678	9,062
Increase in allowance for investment losses	- 5,198	- 137	5,061
Increase in accrued retirement benefits	1,434	- 5,073	- 6,508
Increase in accrued bonuses for employees	- 277	3,541	3,818
Increase in reserve for loss on sales of credits	163	- 1,031	- 1,194
Increase in reserve for loss on investment in real estate	2,309	- 1,089	- 3,398
Increase in reserve for price fluctuation	2,726	2,776	50
Interest and dividend income	- 64,126	- 99,228	- 35,102
Gain or loss in connection with securities (losses)	- 30,679	- 14,517	16,161
Interest expense	486	895	408
Exchange gains or losses (losses)	- 976	- 1,037	- 61
Gain or loss in connection with real estate (losses)	5,325	2,752	- 2,573
Increase in other assets (excluding investment activities, financing activities, etc.)	- 2,666	4,277	6,944
Increase in other liabilities (excluding investment activities, financing activities, etc.)	22,990	- 26,015	- 49,005
Other	14,970	8,589	- 6,381
Subtotal	- 31,761	- 115,428	- 83,666
Interest and dividends received	63,565	101,235	37,670
Interest paid	- 478	- 1,225	-746
Income taxes paid	- 18,432	- 4,334	14,098
Cash flows from operating activities	**12,891**	**- 19,752**	**- 32,644**
II. Cash flows from investing activities			
Net increase in bank deposits	11,053	3,167	- 7,886
Purchases of monetary claims bought	- 15,585	- 2,531	13,054
Proceeds from sale and maturity of monetary claims bought	24,844	4,218	- 20,625
Payment for increase in money trust	- 11,128	- 2,080	9,047
Proceeds from decrease in money trust	14,107	7,719	- 6,388
Purchases of marketable securities	- 366,785	- 588,284	- 221,499
Proceeds from sale and maturity of securities	300,833	481,801	180,968
Loans receivable made	- 91,821	- 155,029	- 63,207
Collection of loans	161,506	223,984	62,478
Other	- 1,096	2,551	3,647
II ① Subtotal	25,927	- 24,481	- 50,409
(I + II ①)	(38,819)	(- 44,234)	- 83,054
Purchase of real property and equipment	- 6,451	- 13,687	- 7,236
Proceeds from sales of real property and equipment	7,454	1,366	- 6,088
Other	- 2,619	148	2,767
Cash flows from investing activities	**24,312**	**- 36,654**	**- 60,967**
III. Cash flows from financing activities			
Payment for redemption of convertible bonds	--	- 19,854	- 19,854
Payment for acquisition of treasury stock	- 12,247	- 11,590	656
Cash dividends paid	- 5,454	- 5,300	154
Cash dividends paid to minority shareholders	- 105	- 75	30
Other	- 20	- 452	- 432
Cash flows from financing activities	**- 17,827**	**- 37,272**	**19,445**
IV. Effects of exchange rate changes on cash and cash equivalents	**1,062**	**2,404**	**1,342**
V. Increase in cash and cash equivalents	**20,439**	**- 91,275**	**- 111,715**
VI. Cash and cash equivalents at beginning of the period	**199,664**	**237,175**	**37,511**
VII. Increase in cash and cash equivalents in accordance with the new consolidation	**602**	**593**	**- 8**
VIII. Increase in cash and cash equivalents in accordance with the business transfer	**16,469**	**--**	**- 16,469**
IX. Increase in cash and cash equivalents in accordance with the merger	**--**	**225,889**	**225,889**
X. Cash and cash equivalents at end of the year	**237,175**	**372,383**	**135,207**

00119 5,000 2001.10 (新) 0

1. Scope of Consolidation

(1) Number of consolidated subsidiaries 26

Names of major consolidated subsidiaries:

Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.

Due to the merger of The Sumitomo Marine & Fire Insurance Co., Ltd. and Mitsui Marine and Fire Insurance Co., Ltd. and the incorporation of a holding company in the U.S., Mitsui Sumitomo Kirameki Life Insurance Company, Limited (former corporate name: Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.) and 11 other companies have been consolidated to the Company for the business year under review. On the other hand, Mitsui Mirai Insurance Co., Ltd., which had been a consolidated subsidiary of the Company, is excluded from the consolidation for the fiscal year under review, due to the merger with Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and dissolution thereafter.

(2) Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:

MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited

Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

2. Equity Method

As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for the business year under review (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) are negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

3. Accounting Periods for Consolidated Subsidiaries

Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account at December 31 for financial reporting purposes. In preparing for the consolidated financial statements, the financial statements as of March 31 are used, since the difference of the balance sheet date does not exceed three months.

00119 5,000 2001.10 (新) 0

The necessary adjustments are made for the significant transactions conducted during the period from January 1 to March 31 of the relevant year on a consolidated basis.

4. Significant Accounting Policies

(1) Standard and method of valuation for securities

Standard and method of valuation for securities held by the parent company and domestic consolidated subsidiaries are as follows:

① Valuation of the held-to-maturity securities is carried at the depreciation cost method.
② Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.
③ Marketable securities classified as other securities are carried at market value as of the end of the business year under review with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. The cost of securities sold is calculated by the moving average method.
④ Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.
⑤ Valuation of securities managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

Standard and method of valuation for securities held by overseas consolidated subsidiaries are market price method.

(2) Standard and method of valuation for derivative transactions:

Valuation of derivative transactions is carried at the market price method. Provided, however, that derivative transactions that fulfill requirements for transfer treatments permitted for exchange transactions are accounted for using transfer treatments, and derivative transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

(3) Method of valuation of real property and equipment:

Depreciation of real property and equipment held by the parent company and domestic consolidated companies is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.
Depreciation of real property and equipment held by overseas consolidated companies is principally carried at the declining balance method.

(4) Basis for significant allowances:

① Allowance for bad debts

The parent company and life insurance consolidated subsidiaries provide for

00119 5,000 2001.10 (新) C

the allowance for bad debts in preparation for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting the expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of guarantees from the amount of receivables.

With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

The enforcement division provided for in the asset self-appraisal enforcement regulations has carried out the appraisal of all assets based on the standards for self-appraisal of assets and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

Other domestic consolidated subsidiaries have carried out the appraisal of all assets based on the similar standards for self-appraisal of assets of the Company and provide for the amount necessary for losses on bad debts based on such appraisal results.

Overseas consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

② Allowance for investment loss

To provide for possible future losses on securities, the amount deemed necessary based on the Company's self-appraisal of assets is provided to reserve for investment loss.

③ Accrued retirement benefits

The parent company provides for an amount based on the estimated amount of retirement benefits and the pension plan assets at the end of the consolidated business year for accrued retirement benefits for employees.

Prior service cost is amortized as incurred by the straight-line method over the average remaining years of service of the employees (4 years).

Actuarial difference is amortized in the year following the year in which such difference occurred by the straight-line method over the average remaining years of services of the employees (10 years).

Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit obligations.

00119 5,000 2001.10 (新) 0:

④ Accrued bonuses for employees

The parent company and consolidated subsidiaries provide for an estimated amount payable at the end of consolidated business year for accrued bonuses for employees.

⑤ The reserve for loss on sales of credits

The parent company provides for an estimated amount of loss sales of credits at the end of the consolidated business year in preparation for possible loss that might be incurred in the future due to a drop in the value of real estate securing debts sold to Cooperative Credit Purchasing Company, Ltd.

⑥ Allowance for loss on investments in real estate

The parent company provides for an estimated amount of loss at the end of the business year, which is prepared to be paid for possible losses incurred in connection with investment transactions of real property.

⑦ Reserve for price fluctuation

The parent company and life insurance consolidated subsidiaries provide for the reserve for price fluctuation for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

(5) Translation standards for significant assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the consolidated balance sheet date. Unrealized translation gain or loss is stated as income or loss.
Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the balance sheet date, and income and expenses are translated into Japanese yen at the rate of the average exchange during the period. Unrealized translation gain or loss is stated as translation adjustments of the shareholders' equity and minority interests in the accompanying consolidated financial statements.

(6) Accounting for consumption tax, etc.:

Consumption tax, etc. is accounted under the tax exclusive method by the parent company and domestic consolidated subsidiaries except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses of the parent company is accounted under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five years.

(7) Accounting for significant leases:

Finance leases of the parent company and domestic consolidated subsidiaries, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

(8) Significant hedge accounting:

The parent company applies deferred hedges to the profit and loss resulting from stock option transactions, which are to be entered into in order to hedge exchange fluctuations in connection with holding of shares. Deferred hedges are applied to share option transactions which are to be entered into in order to hedge share price fluctuations in connection with holding of shares. Exceptional treatments of deferred hedges or interest rate swaps are applied to the interest rate swap transactions which are to be entered into in order to hedge cash flow fluctuations of loans and bonds due to fluctuations in interest rates.
The effectiveness of hedging is judged every six-month period based on comparisons between hypothetical total of market fluctuations or cash flow fluctuations concerned with the hedging and total market fluctuations and cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Provided, however, that hedging transactions in which it is apparent that a high correlation is recognized between a hedging and the hedging vehicle and hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps, are excluded from hedging effectiveness evaluation.

(9) Accounting for deferred assets under Article 113 of the Insurance Business Law:

The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

5. Matters relating to assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are carried in the entirely at the total market price method.

6. Matters relating to amortization of consolidated adjustments

The consolidated adjustments have been entirely amortized during the business year that such adjustments have occurred.

7. Matters relating to appropriation of retained earnings

Consolidated statement of retained earnings is prepared based on the appropriation of retained earnings and losses determined during the consolidated accounting period.

8. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

00119 5,000 2001.10 (新)

Notes

(Consolidated Balance Sheets)

1. The accumulated amount of depreciation of real property and equipment is ¥270,573 million and the advanced depreciation of real property and equipment is ¥23,732 million.

2. Shares, etc. of non-consolidated subsidiaries and affiliates are as follows:

Securities (stock):	¥3,090 million
Securities (foreign securities):	¥8,855 million
Securities (other securities):	¥3,782 million

3. (1) Among loans receivables, receivables from obligors who are under collapse of management are ¥5,501 million and receivables in delay are ¥14,743 million.
Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.
Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

   (2) Among loans receivables, receivables in arrears for three months or more amounts to ¥742 million.
Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

   (3) Among loans receivables, receivables to which eased loan conditions were granted amount to ¥12,915 million.
Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

   (4) Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥33,903 million.

00119 5,000 2001.10 (新)

4. Assets pledged as collateral comprise ¥8,116 million. This includes the security for deposits of ¥125 million as well as assets on deposit, etc. for overseas sales.

5. Securities include the loan in the aggregate amount of ¥76,882 million by the agreement of loan for consumption.

6. Other assets include deferred assets of ¥1,587 million of Article 113 of the Insurance Business Law.

(Consolidated Statement of Income)

1. The details of business expenses are as follows:

Agent commission, etc:	¥174,651 million
Salaries:	¥92,068 million

Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying consolidated statement of income.

2. Other extraordinary income is comprised of reversal of allowance for bad debts of ¥1,030 million, the reversal of reserve for investment loss of ¥14 million and the reversal of reserve for loss on sales of credits of ¥36 million.

3. Other extraordinary loss is comprised of costs incurred with the merger in an amount of ¥24,070 million and loss on devaluation of buildings of ¥132 million due to a material drop in the market price of buildings.

(Consolidated Statement of Retained Earnings)

Bonuses to officers are bonuses payable for Directors.

(Consolidated Cash Flows)

1. Cash and cash equivalents as of March 31, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:

Cash and bank deposits:	¥415,024 million
Call loans	¥328 million
Monetary claims bought:	¥17,774 million
Time deposits with maturities of more than three months:	- ¥57,719 million
Monetary claims bought other than cash equivalents:	- ¥3,452 million
Securities included in cash equivalents:	¥427 million
Cash and cash equivalents:	¥372,383 million

2. The Company succeeded the following assets and liabilities of The Sumitomo Marine & Fire Insurance Co., Ltd., with which the Company merged. Capital stock and additional paid-in capital of the Company which increased due to the

00119 5,000 2001.10 (新)

merger are ¥60,020 million and ¥35,549 million, respectively.

Assets:	¥2,984,732 million
(Securities:	¥1,846,423 million)
Liabilities:	¥2,723,405 million
(Underwriting funds:	¥2,402,008 million)

3. The amount of assets and liabilities for finance leases, which are newly stated in the accompanying balance sheet for the business year under review are ¥682 million, respectively.

4. Cash flows from investing activities include cash flows arising from asset management business for insurance business.

00119 5,000 2001.10 (新)

Segment Information

1. Business segment information

For the business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

(Millions of yen)

	Non-life insurance business	Life insurance business	Total	Eliminations	Consolidated
I Ordinary income and expenses Ordinary income					
(1) Ordinary income to third parties	974,621	58,227	1,032,849	43,142	989,707
(2) Intersegment ordinary income	793	--	793	793	--
Total	975,451	58,227	1,033,643	43,936	989,707
Ordinary expenses	948,798	57,654	1,006,452	43,902	962,549
Ordinary profit	26,617	573	27,190	33	27,157
II Assets, amortization and depreciation and capital expenditures Assets	3,757,264	151,394	3,908,658	20,369	3,888,289
Amortization and depreciation	12,694	77	12,771	--	12,771
Capital Expenditures	8,780	53	8,833	--	8,833

(Notes) (1) Business segments are determined based on the actual condition of businesses in the parent company and consolidated subsidiaries.

(2) The major businesses in each business segment are as follows:

Non-life insurance business: Underwriting business and asset management business for non-life insurance

Life insurance business: Underwriting business and asset management business for life insurance

(3) The amount stated in the column "Eliminations" of ordinary income to third parties for the business year ended March 31, 2001 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the consolidated balance sheet, and the reversal of the reserve for outstanding claims which has been classified as ordinary income for the life insurance business segment is included in and stated as the reserve for outstanding claims on the consolidated statement of income.

00119 5,000 2001.10 (新)

For the business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Non-life insurance business	Life insurance business	Total	Eliminations	Consolidated
I Ordinary income and expenses					
Ordinary income					
(1) Ordinary income to third parties	1,404,269	99,811	1,504,081	64,836	1,439,244
(2) Intersegment ordinary income	1,310	--	1,310	1,310	--
Total	1,405,579	99,811	1,505,391	66,146	1,439,244
Ordinary expenses	1,356,504	98,627	1,455,132	66,180	1,388,951
Ordinary profit	49,075	1,183	50,259	33	50,292
II Assets, amortization and depreciation and capital expenditures					
Assets	6,985,012	534,065	7,519,078	195,173	7,323,905
Amortization and depreciation	18,985	114	19,100	--	19,100
Capital expenditures	12,269	171	12,440	--	12,440

(Notes) (1) Business segments are determined based on their actual condition of business in the parent company and consolidated subsidiaries.

(2) The major businesses in each business segment are as follows:

Non-life insurance business: Underwriting business and asset management business for non-life insurance

Life insurance business: Underwriting business and asset management business for life insurance

(3) The amount stated in the column "Eliminations" of ordinary income to third parties for the business year ended March 31, 2002 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the consolidated statement of income.

2. Geographical segment information

Previous business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

Since the ratio of "Japan" accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.

Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

Same as the above.

3. Overseas sales

Previous business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

Same as the above.

00119 5,000 2001.10 (新)

Lease Transactions

For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	For the business year ended March 31, 2002 (April 1, 2001 - March 31, 2002)
1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2001 were as follows:	(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 20010 were as follows:
(Millions of yen)	(Millions of yen)
Acquisition costs Accumulated depreciation Net book value	Acquisition costs Accumulated depreciation Net book value
Equipment 2,186 1,477 708	Equipment 3,079 2,361 718
The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.	Same as that for the business year ended March 31, 2001.
(2) Future minimum lease payments outstanding as of March 31, 2001 are summarized as follows:	(2) Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:
Due in one year or less ¥390 million	Due in one year or less ¥475 million
Due after one year ¥317 million	Due after one year ¥243 million
Total ¥708 million	Total ¥718 million
The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.	Same as that for the business year ended March 31, 2001.
(3) Lease payments and depreciation of leased assets are shown below:	(3) Lease payments and depreciation of leased assets are shown below:
Lease payments ¥424 million	Lease payments ¥1,079 million
Depreciation ¥424 million	Depreciation ¥1,079 million
(4) Method of calculation of depreciation Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.	(4) Method of calculation of depreciation Same as that for the business year ended March 31, 2001.

00119 5,000 2001.10 (新)

For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	For the business year ended March 31, 2002 (April 1, 2001 - March 31, 2002)
2. Operating lease transaction Future minimum lease payments for operating leases outstanding as of March 31, 2001 are summarized as follows: Due in one year or less ¥267 million Due after one year ¥466 million Total ¥733 million	2. Operating lease transaction Future minimum lease payments for operating leases outstanding as of March 31, 2002 are summarized as follows: Due in one year or less ¥382 million Due after one year ¥480 million Total ¥862 million

00119 5,000 2001.10 (新)

Transactions with the Related Parties

For the business year ended March 31, 2001 (From April 1, 2000 to March 31, 2001)

Subsidiaries, etc.

Types of company	Name of company	Address	Capital stock (¥ million)	Contents of business or occupation
Subsidiary	Mitsui Marine Finance Service Co., Ltd.	Chiyoda-ku, Tokyo	136	Guarantee of debt related to consumer loans and agency of business related to housing loan guarantee

Ratio of ownership of voting rights, etc.:	Relationship		Contents of transactions	Amount of transaction (¥ million)	Item	Balance at the end of business year (¥ million)
	Concurrent assumption of office, etc. of officers	Business relationship				
Direct ownership: 10% Indirect ownership: 90%	Concurrent assumption: 7 officers Transfer: 5 officers	Guarantee of debt related to consumer loans executed by the Company and agency of business related to housing loan guarantee to be underwritten by the Company	Guarantee of debt related to transactions between the Company and third parties (Note)	36,317	--	--

Conditions of transactions, policy for determination of conditions of transactions, etc.:

The Company and Mitsui Marine Finance Service Co., Ltd. have entered into an agreement related to comprehensive guarantee presenting conditions for financing for each type of loan, in advance, and the Company has been guaranteed pursuant thereto.

(Note) The Company receives a guarantee of debt from Mitsui Marine Finance Service Co., Ltd. with regard to loans such as housing loans, etc. to third parties.

For the business year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

Subsidiaries, etc.

Types of company	Name of company	Address	Capital stock (¥ million)	Contents of business or occupation
Subsidiary	MITSUI SUMITOMO INSURANCE Loan Service Company, Limited	Chuo-ku, Tokyo	186	Credit guarantee related to consumers' loan and agency of business related to housing loan guarantee

Ratio of ownership of voting rights, etc.:	Relationship		Contents of transactions	Amount of transaction (¥ million)	Item	Balance at the end of business year (¥ million)
	Concurrent assumption of office, etc. of officers	Business relationship				
Direct ownership: 10% Indirect ownership: 84%	Temporary transfer: 3 officers Concurrent assumption: 7 officers Transfer: 4 officers	Credit guarantee related to consumer loans executed by the Company and agency of business related to housing loan guarantee to be underwritten by the Company	Guarantee of debt related to transactions between the Company and third parties (Note)	85,757	--	--

Conditions of transactions, policy for determination of conditions of transactions, etc.:

The Company and MITSUI SUMITOMO INSURANCE Loan Service Co., Ltd. have entered into an agreement related to a comprehensive guarantee presenting conditions for financing for each type of loan, in advance, and the Company is to be guaranteed pursuant thereto.

Note: The Company receives a guarantee of debt from MITSUI SUMITOMO INSURANCE Loan Service Co., Ltd. with regard to loans such as housing loans, etc. to third parties.

Tax Effect Accounting

For the business year ended March 31, 2001 (As of March 31, 2001)	For the business year ended March 31, 2002 (As of March 31, 2002)
1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:	1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:

For the business year ended March 31, 2001 (As of March 31, 2001)

	(Millions of Yen)
Deferred tax assets	
Securities:	5,479
Allowance for bad debts	6,319
Reserve for outstanding claims, etc.:	3,079
Underwriting reserve:	67,931
Accrued retirement benefits:	26,105
Reserve for price fluctuation:	3,490
Software:	12,672
Other:	9,089
Subtotal deferred tax assets	134,168
Valuation reserve:	- 967
Total deferred tax assets	133,200
Deferred tax liabilities	
Deferred assets under Article 113 of the Insurance Business Law:	- 1,101
Reserve for special depreciation	- 323
Unrealized holding gain or loss on securities:	- 253,751
Other:	- 97
Subtotal deferred tax liabilities	- 255,273
Net amount of deferred tax liabilities	- 122,072

For the business year ended March 31, 2002 (As of March 31, 2002)

	(Millions of Yen)
Deferred tax assets	
Securities:	24,234
Land, etc:	11,402
Allowance for bad debts	7,290
Underwriting reserve, etc.:	143,634
Accrued retirement benefits:	53,306
Reserve for price fluctuation:	7,459
Software:	14,510
Other:	18,541
Subtotal deferred tax assets	280,379
Valuation reserve:	- 9,812
Total deferred tax assets	270,567
Deferred tax liabilities	
Deferred assets under Article 113 of the Insurance Business Law:	- 573
Unrealized holding gain or loss on securities:	- 389,101
Other:	- 1,166
Subtotal deferred tax liabilities	- 390,841
Net amount of deferred tax liabilities	- 120,273

2. Main items having the significant differences occurred between the statutory tax rate and the Company's effective tax rate following the application of tax effect accounting are as follows:

For the business year ended March 31, 2001 (As of March 31, 2001)

	(%)
Statutory tax rate in Japan	36.1
(Adjustments)	
Non-taxable income including dividends received	- 11.1
Non-deductible expenses including entertainment expenses	3.3
Other	- 1.7
Effective tax rate	26.6

For the business year ended March 31, 2002 (As of March 31, 2002)

	(%)
Statutory tax rate in Japan	36.1
(Adjustments)	
Non-taxable income including dividends received	- 16.2
Non-deductible expenses including entertainment expenses	4.3
Increase in valuation reserve	4.2
Other	- 0.4
Effective tax rate	28.0

00119 5,000 2001.10 (新)

Securities

1. Securities for sale and purchase:
   Not applicable.

2. Held-to-maturity debt securities for which market value is available:

(Millions of yen)

Types of securities		For the business year ended Mar. 31, 2001 (As of March 31, 2001)			For the business year ended Mar. 31, 2002 (As of March 31, 2002)		
		Consolidated carrying value	Market value	Unrecognized gain or loss	Consolidated carrying value	Market value	Unrecognized gain or loss
Securities, of which market value is more than consolidated carrying value	Bonds and debentures	45,222	49,213	3,991	50	50	0
	Foreign securities	13,093	13,353	260	2,937	3,537	600
	Subtotal	58,315	62,567	4,251	2,987	3,587	600
Securities, of which market value is not more than consolidated carrying value	Bonds and debentures	799	784	- 15	292	292	--
	Foreign securities	1,000	1,000	--	3,068	3,068	- 0
	Subtotal	1,799	1,784	- 15	3,361	3,361	- 0
Total		60,114	64,351	4,236	6,348	6,948	600

3. Other securities for which market value is available:

(Millions of yen)

Types of securities		For the business year ended Mar. 31, 2001 (As of March 31, 2001)			For the business year ended Mar. 31, 2002 (As of March 31, 2002)		
		Acquisition costs	Consolidated carrying value	Unrecognized gain or loss	Acquisition costs	Consolidated carrying value	Unrecognized gain or loss
Securities, of which consolidated carrying value is more than acquisition costs	Bonds and	704,456	743,525	39,068	1,755,255	1,824,720	69,465
	debentures	471,845	1,122,418	650,573	813,385	1,741,126	927,740
	Foreign securities	184,493	204,658	20,164	629,372	729,930	100,558
	Other	7,466	7,508	41	18,383	19,512	1,128
	Subtotal	1,368,262	2,078,110	709,848	3,216,397	4,315,290	1,098,892
Securities, of which consolidated carrying value is not more than acquisition costs	Bonds and	19,184	19,019	- 164	246,301	242,261	- 4,040
	debentures	40,805	36,749	- 4,056	120,796	101,894	- 18,902
	Foreign securities	55,012	51,290	- 3,722	109,603	106,052	- 3,551
	Other	8,885	7,728	- 1,156	9,867	9,061	- 806
	Subtotal	123,887	114,787	- 9,099	486,569	459,268	- 27,300
Total		1,492,149	2,192,898	700,748	3,702,966	4,774,559	1,071,592

4. Other securities sold during the business year ended March 31, 2002:

(Millions of yen)

Types of securities	For the business year ended Mar. 31, 2001 (As of March 31, 2001)			For the business year ended Mar. 31, 2002 (As of March 31, 2002)		
	Selling price	Total gain on sales	Total loss on sales	Selling price	Total gain on sales	Total loss on sales
Other securities	163,288	41,799	1,786	299,461	34,701	4,587

For the business year ended Mar. 31, 2001 (April 1, 2000 - March 31, 2001)	For the business year ended Mar. 31, 2002 (April 1, 2001 - March 31, 2002)
¥17,912 million out of the gain on sales of other securities stated in the above table is included in "other extraordinary income" and the remaining amount of such gain on sales is included in the "gain on sales of securities" in the	The loss on sales stated in the above table is represented as "loss on sales of securities" after setting-off the reversal of reserve for investment loss amounting to ¥97 million.

00119 5,000 2001.10 (新)

accompanying consolidated statement of income. The loss on sales of other securities stated in the above table is represented as the "loss on sales of securities" after setting-off the reversal of reserve for investment loss amounting to ¥159 million.	

5. Information on securities for which market value is not applicable on the consolidated balance sheet:

For the business year ended Mar. 31, 2001 (As of March 31, 2001)	For the business year ended Mar. 31, 2002 (As of March 31, 2002)
(1) Held-to-maturity debt securities Foreign securities: ¥259 million Other: ¥77,185 million (Note) Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the consolidated balance sheet, are accounted for as "Other".	(1) Held-to-maturity debt securities+ Foreign securities: ¥362 million Other: ¥47,953 million (Note) Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the consolidated balance sheet, are accounted for as "Other".
(2) Other securities Bonds and debentures: ¥20,168 million Stock: ¥20,158 million Foreign securities: ¥107,638 million Other: ¥13,393 million	(2) Other securities Bonds and debentures: ¥4,944 million Stock: ¥42,614 million Foreign securities: ¥38,841 million Other: ¥5,062 million (Note) Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the consolidated balance sheet, are accounted for as "Other".

6. Redemption amounts of securities with maturity and held-to-maturity debt securities, which are classified as "Other securities":

(Millions of yen)

Types of securities	For the business year ended Mar. 31, 2001 (As of March 31, 2001)				For the business Year ended Mar. 31, 2002 (As of March 31, 2002)			
	Due in one year or less	Due after one year and in five years or less	Due after five years and in ten years or less	Due after ten years	Due in one year or less	Due after one year and in five years or less	Due after five years and in ten years or less	Due after ten years
National government bonds	2,653	23,531	9,113	18,291	11,329	56,624	133,751	26,204
Municipal bonds	138	58,697	54,783	3,737	40,995	392,875	104,711	2,821
Corporate bonds	62,103	381,977	149,638	63,640	135,302	596,492	505,298	65,847
Foreign securities	43,066	144,479	74,448	28,271	58,134	373,066	206,828	56,454
Other securities	77,093	91	--	--	47,995	456	453	1,277
Total	185,055	608,777	287,983	113,939	293,757	1,419,514	951,043	152,605

(Note) Transferable deposits which are accounted for as cash on hand and in banks and commercial paper which is accounted for as monetary claims bought on the consolidated balance sheet are included in "Other".

00119 5,000 2001.10 (新)

Money Trusts

1. Money trusts intended for investment:

(Millions of yen)

Type	For the business year ended Mar. 31, 2001 (April 1, 2000 - March 31, 2001)		For the business year ended Mar. 31, 2002 (April 1, 2001 - March 31, 2002)	
	Consolidated carrying value	Unrealized gain (loss) included in Income and Loss	Consolidated carrying value	Unrealized gain (loss) included in Income and Loss
Money trusts	39,550	- 2,845	37,615	- 4,549

2. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those are intended for investment and held-to-maturity:

For the business year ended Mar. 31, 2001 (April 1, 2000 - March 31, 2001)	For the business year ended Mar. 31, 2002 (April 1, 2001 - March 31, 2002)
The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1 million.	There are no monetary trusts to be solely invested which are valued by the market value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.

Contract Amount, Market Value and Unrealized Gain or Loss of Derivative Transactions

1. Matters relating to transactions:

For the business year ended March 31, 2001 (From April 1, 2000 to March 31, 2001)	For the business year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)
1. Policy for transactions and purpose of utilizing derivative transactions: The Company is utilizing derivative transactions to hedge the Company's exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management. In addition to hedging purposes, the Company is utilizing derivative transactions to obtain conservatively investment income within the extent of a certain volume of transactions. Furthermore, with regard to profit or loss from forward foreign exchange transactions which are executed to hedge against foreign exchange fluctuation risk related to acquisition of foreign currency denominated bonds, or from share option transactions which are executed to hedge against stock price fluctuation risk related to holding of stocks, the Company applies deferred hedging.	1. Policy for transactions and purpose of utilizing derivative transactions: The Company is utilizing derivative transactions mainly to hedge the Company's exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management. In addition to hedging purposes, the Company is utilizing derivative transactions to obtain conservatively investment income within the extent of a certain volume of transactions.
2. Contents of transaction: Derivative transactions, which the Company utilized for hedging purpose during the term under review, consist of forward foreign exchange transactions, currency option transactions, interest rate swap contracts, bond and equity futures, bond and equity over-the-counter option contracts, stock price option contracts, stock price index futures. In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange transactions, currency option transactions, interest rate futures, interest rate futures option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures contracts, bond and equity option futures contracts, stock price index futures, stock price index option contracts and climate derivative contracts.	2. Contents of transaction: Derivative transactions, which the Company utilized for hedging purpose during the term under review, consist of forward foreign exchange transactions, currency option transactions, interest rate swap contracts, bond and equity futures, stock price option contracts, stock price index futures. In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange transactions, currency option transactions, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures contracts, bond and equity over-the-counter option contracts, stock price index option contracts and climate derivative contracts, etc.
3. Risks of transactions: Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to the failure of contracts due to bankruptcy, etc. of counterparty (credit risks). Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions. However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of assets in kind and that of derivative transactions are reversed. The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large. In addition, to avoid credit risks resulting from the failure of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.	3. Risks of transactions: Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to the failure of contracts due to bankruptcy, etc. of counterparty (credit risks). In addition, climate derivative transactions, etc. involve risks related to fluctuation of phenomena on which each derivative transaction is based. Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions. However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of cash assets and that of derivative transactions are reversed. The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large. In addition, to avoid credit risks resulting from the failure of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.
4. Risk management system for transactions: The Company establishes internal regulations related to authority concerning all transactions including derivative transactions as well as risk management regulations, and executes and manages derivative transactions pursuant to these regulations. The Company completely divides the division in charge of execution of derivative transactions, and the division in charge of back-office business; and derivative transactions are checked daily by both divisions, mutually. The management supervision division checks positions (balance, unrealized profits and losses, etc.) of all derivative transactions and reports such state to the Executive Committee of the Company monthly.	4. Risk management system for transactions: The Company establishes internal regulations related to authority concerning all transactions including derivative transactions as well as risk management regulations, and executes and manages derivative transactions pursuant to these regulations. The Company completely divides the division in charge of execution of derivative transactions and the division in charge of back-office business and risk management; and derivative transactions are checked daily, systematically. The risk management division reports the state of risks including those of derivative transactions to the Executive Committee of the Company on a regular basis.

2. Matters relating to market value, etc.:

The contract amounts, etc. for derivative contracts are generally based on the nominal contract amounts or the estimated calculated amount of the principals. Therefore, such amounts do not always represent market risks and credit risks, etc.

Currency

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001)				For the business year ended March 31, 2002 (As of March 31, 2002)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation
Transactions other than market transactions	Forward foreign exchange transactions:								
	Sales contracts:								
	US$	2,688	--	2,906	- 217	24,457	--	24,991	- 533
	Euro	--	--	--	--	7,391	--	7,475	- 83
	Purchase contracts:								
	US$	6,641	--	7,578	937	2,827	--	2,830	2
	Euro	--	--	--	--	4,174	--	4,179	4
	Currency option transactions:								
	Sales contracts:								
	Call options US$	11,365	--	1,791	- 1,312	675	--	0	0
		(479)	(--)			(1)	(--)		
	Put options US$	7,947	--	4	349	2,346	--	0	0
		(354)	(--)			(1)	(--)		
	Purchase contracts:								
	Call options US$	7,692	--	913	740	1,838	--	159	109
		(173)	(--)			(50)	(--)		
	Put options US$	15,885	--	1	- 372	1,173	--	0	- 52
		(374)	(--)			(52)	(--)		
Total		52,221	--	13,197	124	44,883	--	39,637	- 551

For the business year ended March 31, 2001 (As of March 31, 2001)	For the business year ended March 31, 2002 (As of March 31, 2002)
1. Calculation method of market value: (1) Forward foreign exchange transactions: They are calculated based on the value of the future market. (2) Currency option transactions: They are calculated based on the calculation models, etc. for option values.	1. Same as that for the business year ended March 31, 2001.
2. Transactions to which hedge accounting has been applied are excluded from the above table.	2. Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency are excluded from the above table.
3. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the consolidated balance sheet.	3. Same as that for the business year ended March 31, 2001.

00119 5,000 2001.10 (新)

Interest rate

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001)				For the business year ended March 31, 2002 (As of March 31, 2002)			
		Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation
			1 year or more				1 year or more		
Transactions other than market transactions	Interest rate swap contracts: Receivable floating rate, payable fixed rate:	24,930	23,930	1,334	1,334	27,356	25,946	1,666	1,666
	Receivable fixed rate, payable floating rate:	24,060	24,060	- 1,257	- 1,257	20,810	20,400	- 1,342	- 1,342
	Receivable floating rate, payable floating rate:	6,000	6,000	- 11	- 11	6,000	6,000	- 14	- 14
	Interest rate option contracts: Swap option: Put option Sell	500 (0)	-- (--)	0	- 0	-- (--)	-- (--)	--	--
	Cap option Sell	7,610 (212)	7,400 (211)	50	161	8,910 (225)	8,700 (224)	69	156
	Purchase	2,000 (186)	2,000 (186)	58	- 128	3,000 (196)	3,000 (196)	73	- 123
Total		65,100	63,390	175	98	66,076	64,046	451	342

For the business year ended March 31, 2001 (As of March 31, 2001)	For the business year ended March 31, 2002 (As of March 31, 2002)
1. Calculation method of market value: (1) Interest rate swap transactions: They are calculated by discounting to the current value of the estimated cash flows based on the interest rate as of the balance sheet date. (2) Interest rate option transactions: They are calculated based on the calculation models, etc. for option values.	1. Same as that for the business year ended March 31, 2001.
2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the consolidated balance sheet.	2. The transactions to which hedge accounting has been applied are excluded from the above table. 3. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the consolidated balance sheet.

Stock

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001)				For the business year ended March 31, 2002 (As of March 31, 2002)			
		Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation
			1 year or more				1 year or less more		
Market transactions	Stock price index futures: Sales contracts:	--	--	--	--	1,158	--	1,110	48
	Stock price index option contracts: Call options Sales contracts:	-- (--)	-- (--)	--	--	3,050 (51)	-- (--)	7	44
	Put options Purchase contracts:	-- (--)	-- (--)	--	--	2,700 (45)	-- (--)	42	- 2
Total		--	--	--	--	6,908	--	1,159	90

For the business year ended March 31, 2001 (As of March 31, 2001)	For the business year ended March 31, 2002 (As of March 31, 2002)
The transactions to which hedge accounting has been applied are excluded from the above table.	1. Calculation method of market value: The market value is based on the last reported value at the main stock exchange. 2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the consolidated balance sheet.

Bond and equity

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001)				For the business year ended March 31, 2002 (As of March 31, 2002)			
		Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation
			1 year or more				1 year or less more		
Market transactions	Bond and equity index future contracts: Sales contracts:	1,535	--	1,529	6	--	--	--	--
Transactions other than market transactions	Bond and equity over-the-counter option contracts: Put options Sales contracts:	-- (--)	-- (--)	--	--	7,392 (18)	-- (--)	1	16
Total		1,535	--	1,529	6	7,392	--	1	16

For the business year ended March 31, 2001 (As of March 31, 2001)	For the business year ended March 31, 2002 (As of March 31, 2002)
The market value is based on the last reported value at the main stock exchange.	1. Calculation method of market value: They are calculated based on the calculated models, etc. for option values. 2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the consolidated balance sheet.

Others

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001)				For the business year ended March 31, 2002 (As of March 31, 2002)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain/(Loss)	Contract Amount	1 year or more	Market Value	Unrealized Gain/(Loss)
Transactions other than market transactions	Climate derivative contracts: Cap contracts								
	Sell:	132 (67	122 (12)	94	- 26	8 (24)	0 (0)	15	8
	Purchase:	8 (7	-- (--)	7	--	5 (16)	-- (--)	14	- 2
	Floor contracts:								
	Sell:	0 (0	-- (--)	--	0	0 (1)	-- (--)	0	0
	Purchase:	-- (--)	-- (--)	--	--	0 (0)	-- (--)	0	- 0
	Underwriting contracts for comprehensive risks:	--	--	--	--	--	--	614	614
	Natural disaster derivative contracts: Cap contracts								
	Sell:	-- (--)	-- (--)	--	--	190 (7)	60 (2)	2	5
	Economic index derivative contracts: Floor contracts:								
	Sell:	-- (--)	-- (--)	--	--	0 (21)	-- (--)	7	14
Total		140	122	102	- 25	205	60	654	640

For the business year ended March 31, 2001 (As of March 31, 2001)	For the business year ended March 31, 2002 (As of March 31, 2002)
1. Calculation method of market value: They are calculated based on the calculation models, etc. for option values. 2. The amounts stated in the parentheses of the lower column of the "contract amounts" in the above table represent the option premiums stated in the consolidated balance sheet.	1. Calculation method of market value: Same as that for the business year ended March 31, 2001. 2. Same as that for the business year ended March 31, 2001.

00119 5,000 2001.10 (新)

Retirement Benefit

For the business year ended March 31, 2001

1. Outline of the retirement benefit plans adopted by the Company is as follows:

   The parent company and some consolidated subsidiaries have established a lump-sum payment benefit plan. In addition, the parent company has established the retirement allowance scheme, welfare pension fund scheme and contributory and non-contributory pension plan as the defined benefit plan for employees. Contributory and non-contributory pension plans means the system that employees, who fulfill certain requirements, such as length of services at retirement, etc., are entitled to lump-sum or annuity payments at their option.

2. Matters relating to retirement benefit obligations (as of March 31, 2001):

	(Millions of Yen)
(a) Retirement benefit obligations	- 170,499
(b) Pension assets	76,934
(c) Unfunded retirement benefit obligations (a)+(b)	- 93,564
(d) Unrecognized actuarial difference	9,768
(e) Unrecognized prior service cost	--
(f) Net retirement benefit obligation recognized in the consolidated balance sheet (c)+(d)+(e)	- 83,796
(g) Prepaid pension cost	--
(h) Accrued retirement benefits (f)+(g)	- 83,796

(Notes)
1. Any substitute portion of welfare pension fund is included in the above figures.
2. Some consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit obligations.

3. Matters relating to expenses for retirement benefits (from April 1, 2000 to March 31, 2001):

	(Millions of Yen)
(a) Service cost Note 1	7,293
(b) Interest cost	4,879
(c) Expected investment income	- 2,745
(d) Amortization of actuarial difference	--
(e) Expenses for retirement benefits (a)+(b)+(c)+(d)	9,428

(Notes)
1. The amount contributed by employees for welfare pension fund is excluded.
2. Expenses for retirement benefits of the consolidated subsidiaries which have applied for the simplified tax effect accounting method are stated in the "(b) interest cost".

4. Matters relating to the calculation basis for retirement benefit obligations:

   (a) Attribution of retirement benefit obligations: *Straight-line method*
   (b) Discount rates: 3.0%
   (c) Expected rate of return on investment: 3.43%
   (d) Amortization period of actuarial difference: 10 year
   (Actuarial difference is amortized in the year following the year in which such difference is recognized by the straight-line method over the average remaining years of services of the employees.)

For the business year ended March 31, 2002

1. Outline of the retirement benefit plans adopted by the Company is as follows:

   The parent company and some consolidated subsidiaries have established a lump-sum payment benefit plan. In addition, the parent company has established the retirement allowance scheme, welfare pension fund scheme and tax-qualified plans as the defined benefit plan for employees.
   The parent company has abolished contributory and non-contributory pension plans due to the merger and has newly adopted the tax-qualified plans.

2. Matters relating to retirement benefit obligations (as of March 31, 2002):

	(Millions of Yen)
(a) Retirement benefit obligations	- 318,187
(b) Pension assets	147,000
(c) Unfunded retirement benefit obligations (a) + (b)	- 171,187
(d) Unrecognized actuarial difference	26,694
(e) Unrecognized prior service cost	- 19,052
(f) Net retirement benefit obligation recognized in the consolidated balance sheet (c)+(d)+(e)	- 163,544
(g) Prepaid pension cost	--
(g) Accrued retirement benefits (f)+(g)	- 163,544

(Notes)
1. Any substitute portion of welfare pension fund is included in the above figures.
2. Some consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit obligations.

3. Matters relating to expenses for retirement benefits (from April 1, 2001 to March 31, 2002):

	(Millions of Yen)
(a) Service cost Note 1	11,094
(b) Interest cost	6,759
(c) Expected investment income	- 4,413
(d) Amortization of actuarial difference	976
(e) Amortization of prior service cost	- 1,843
(f) Expenses for retirement benefits (a)+(b)+(c)+(d)+(e)	12,574

(Notes)
1. The amount contributed by employees for welfare pension fund is excluded.
2. Expenses for retirement benefits of the consolidated subsidiaries which have applied for the simplified tax effect accounting method are stated in the "(b) interest cost".

4. Matters relating to the calculation basis for retirement benefit obligations:

   (a) Attribution of retirement benefit obligations: *Straight-line method*
   (b) Discount rates: 2.50%
   (c) Expected rate of return on investment: 4.07%
   (d) Amortization period of prior service cost: 4 years
   (Prior service cost is amortized as incurred by the straight-line method over the average remaining years of services of the employees.
   (e) Amortization period of actuarial difference: 10 year
   (Actuarial difference is amortized in the year following the year in which such difference is recognized by the straight-line method over the average remaining years of services of the employees.)

Information of Loans Receivable under Risk Control

(Millions of Yen)

	Business year ended March 31, 2001 (As of March 31, 2001)	Business year ended March 31, 2002 (As of March 31, 2002)	Fluctuation
Receivables from obligors who are under collapse of management	4,763	5,501	737
Receivables in delay	11,043	14,743	- 3,699
Receivables in arrears for three months or more	177	742	564
Receivables to which eased loan conditions were granted	12,937	12,915	- 21
Total	28,922	33,903	4,980
Ratio to loan balance	6.7%	4.4%	- 2.3%
Loan balance (for reference)	434,580	764,426	- 329,842

Note: Each of the receivables mean as follows:

(1) Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2) Receivables in delay:

Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in obligors.

(3) Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4) Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

- End -

00119 5,000 2001.10 (新)

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

00119 5,000 2001.10 (新)

4. [Translation in English]

Summary of Consolidated Settlement of Accounts for the Year ended March 31, 2002

Accumulated Figures of Business Results of the former The Sumitomo Marine & Fire Insurance Co., Ltd. and the former Mitsui Marine and Fire Insurance Co., Ltd. on a Consolidated Basis

May 31, 2002
Mitsui Sumitomo Insurance Company, Limited

00119 5,000 2001.10 (新)

Income and Loss for the Year ended March 31, 2002 in comparison with the Previous Business Year

(All amounts are in millions of yen.)

Accounts / Consolidated years	For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	For the business year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	Fluctuation	Percentage of increase or decrease
Ordinary Income and Expenses				
Underwriting income	**1,789,749**	**1,781,265**	**- 8,484**	**- 0.5**
Net premiums written	1,197,591	1,234,874	37,282	3.1
Deposit premiums by policyholders	373,217	296,730	- 76,486	- 20.5
Life insurance premiums	108,179	120,055	11,875	11.0
Underwriting expenses	**1,545,341**	**1,534,807**	**- 10,533**	**- 0.7**
Net losses paid	633,500	641,878	8,377	1.3
Losses adjustment expenses	58,303	59,340	1,037	1.8
Commission and brokerage expenses	218,291	223,534	5,242	2.4
Deposits to policyholders	585,956	523,145	- 62,811	- 10.7
Life insurance money	7,391	12,749	5,357	72.5
Investment income	**111,015**	**116,184**	**5,169**	**4.7**
Interest and dividend income	140,417	138,378	- 2,039	- 1.5
Gain on sales of securities	40,216	41,848	1,632	4.1
Investment expenses	**31,304**	**40,311**	**9,006**	**28.8**
Loss on sales of securities	6,801	5,071	- 1,729	- 25.4
Loss on devaluation of securities	14,580	28,220	13,639	93.5
Operating, general and administrative expenses	**258,095**	**259,183**	**1,088**	**0.4**
Other ordinary income and expenses	**- 4,683**	**- 553**	**4,129**	**--**
Ordinary profit	**61,339**	**62,594**	**1,254**	**2.0**
Extraordinary Income and Losses				
Extraordinary income	31,900	6,379	- 25,521	- 80.0
Extraordinary losses	50,506	43,103	- 7,403	- 14.7
Extraordinary income and losses	**- 18,605**	**- 36,723**	**- 18,117**	**--**
Income before income taxes	42,734	25,870	- 16,863	- 39.5
Income taxes and inhabitants' taxes	14,948	17,984	3,036	20.3
Adjustment of income taxes	- 2,800	- 11,470	- 8,669	--
Minority stockholders' interests	697	369	- 328	- 47.1
Net income	**29,888**	**18,986**	**- 10,901**	**- 36.5**

Consolidated Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (As of March 31, 2001)		For the business year ended March 31, 2002 (As of March 31, 2002)		Fluctuation
	Amount	Ratio	Amount	Ratio	
(Assets)		%		%	
Cash on hand and in banks	352,176	4.65	415,024	5.67	62,848
Call loans	20,224	0.27	328	0.00	- 19,896
Monetary claims bought	84,637	1.12	17,774	0.24	- 66,862
Money trust	50,215	0.66	38,639	0.53	- 11,576
Securities	5,081,670	67.11	4,887,186	66.73	- 194,484
Loans	879,165	11.61	764,426	10.44	- 114,739
Real property and equipment	337,487	4.46	309,985	4.23	- 27,501
Other assets	385,007	5.09	367,845	5.02	- 17,161
Deferred tax assets	111	0.00	1,334	0.02	1,222
Customers' guarantees liability	416,036	5.49	547,388	7.47	131,351
Allowance for bad debts	- 34,579	- 0.46	- 26,018	- 0.35	8,560
Allowance for investment losses	- 151	- 0.00	- 8	- 0.00	142
Total Assets	7,572,002	100.00	7,323,905	100.00	- 248,097
(Liabilities)					
Underwriting funds	4,913,210	64.89	4,931,667	67.34	18,456
Reserve for outstanding claims	427,929		465,029		37,100
Underwriting reserves	4,485,281		4,466,638		- 18,643
Convertible bonds	104,957	1.39	85,098	1.16	- 19,859
Other liabilities	182,491	2.41	165,176	2.26	17,314
Accrued retirement benefits	151,212	2.00	163,544	2.23	12,331
Accrued bonuses for employees	8,699	0.11	11,278	0.16	2,579
Reserve for loss on sales of credits	2,650	0.04	1,619	0.02	- 1,031
Reserve for loss on investments in real estate	2,309	0.03	1,220	0.02	- 1,089
Reserve under the special law	19,713	0.26	20,662	0.28	949
Reserve for price fluctuation	19,713		20,662		949
Deferred tax liabilities	256,200	3.38	121,608	1.66	- 134,592
Guarantees outstanding	416,036	5.49	547,388	7.47	131,351
Total Liabilities	6,057,481	80.00	6,049,264	82.60	- 8,217
Minority Shareholders' Interest	4,083	0.05	4,713	0.06	629
(Shareholders' Equity)					
Capital stock	128,473	1.70	128,476	1.75	2
Additional paid-in capital	81,989	1.08	81,991	1.12	2
Consolidated retained earnings	426,579	5.63	383,410	5.24	- 43,169
Unrealized holding gain on securities	882,800	11.66	688,873	9.41	- 193,927
Translation adjustments	- 9,398	- 0.12	- 1,220	- 0.02	8,178
Total	1,510,444	19.95	1,281,531	17.50	- 228,913
Treasury stock	- 7	- 0.00	- 11,603	- 0.16	- 11,595
Total shareholders' equity	1,510,437	19.95	1,269,927	17.34	- 240,509
Total Liabilities and Shareholders' equity	7,572,002	100.00	7,323,905	100.00	- 248,097

00119 5,000 2001.10 (新)

Consolidated Statement of Income

(All amounts are in millions of yen.)

Accounts \ Consolidated years	For the business year ended March 31, 2001 (April 1, 2000 - March 31, 2001) Amount	Ratio %	For the business year ended March 31, 2002 (April 1, 2001 - March 31, 2002) Amount	Ratio %	Fluctuation
Ordinary Income and Expenses					
Ordinary Income	**1,903,786**	**100.0**	**1,901,260**	**100.00**	**- 2,525**
Underwriting income	**1,789,749**	**94.01**	**1,781,265**	**93.69**	**- 8,484**
Net premiums written	1,197,591		1,234,874		37,282
Deposit premiums by policyholders	373,217		296,730		- 76,486
Investment in income on deposit premiums, etc.	78,340		71,226		- 7,113
Life insurance premiums	108,179		120,055		11,875
Decrease in underwriting reserves	31,581		57,627		26,045
Other underwriting income	839		750		- 88
Investment income	**111,015**	**5.83**	**116,184**	**6.11**	**5,169**
Interest and dividends income	140,417		138,378		- 2,039
Income from money trusts	3,100		1,950		- 1,149
Gain on sales of securities	40,216		41,848		1,632
Gain on maturity of securities	1,248		1,962		714
Gain on financial derivative instruments	1,333		--		- 1,333
Other investment income	3,039		3,271		232
Transfer of investment income on deposit premiums, etc.	- 78,340		- 71,226		7,113
Other Ordinary Income	**3,021**	**0.16**	**3,810**	**0.20**	**788**
Ordinary Expense	**1,842,447**	**96.78**	**1,838,666**	**96.71**	**- 3,780**
Underwriting expenses	**1,545,341**	**81.17**	**1,534,807**	**80.73**	**- 10,533**
Net losses paid	633,500		641,878		8,377
Losses adjustment expenses	58,303		59,340		1,037
Commission and brokerage expenses	218,291		223,534		5,242
Deposits to policyholders	585,956		523,145		- 62,811
Maturity dividends to policyholders	1,036		409		- 626
Life insurance money, etc.	7,391		12,749		5,357
Increase in reserve for outstanding claims	40,515		31,668		- 8,847
Increase in underwriting reserves	--		41,253		41,253
Other underwriting expenses	346		828		482
Investment expenses	**31,304**	**1.64**	**40,311**	**2.12**	**9,006**
Loss on money trusts	**5,408**		4,125		- 1,283
Loss on sales of securities	6,801		5,071		- 1,729
Loss on devaluation of securities	14,580		28,220		13,639
Loss on maturity of securities	450		58		- 392
Expenses for financial derivative instruments	1,319		1,269		- 50
Other instrument expenses	2,743		1,565		- 1,178
Operating, general and administrative expenses	**258,095**	**13.56**	**259,183**	**13.63**	**1,088**
Other ordinary expenses	**7,705**	**0.41**	**4,364**	**0.23**	**- 3,341**
Interest paid	1,225		1,263		37
Increase in allowance for bad debts	620		--		- 620
Bad debt loss	1,795		12		- 1,783
Decrease in reserve for loss on sales of credits	163		--		- 163
Amortization of deferred assets under Article 113 of the Insurance Business Law	1,030		396		- 633
Other ordinary expenses	2,868		2,690		- 177
Ordinary profit	**61,339**	**3.22**	**62,594**	**3.29**	**1,254**
Extraordinary Income and Losses					
Extraordinary income	**31,900**	**1.68**	**6,379**	**0.34**	**- 25,521**
Gain on disposal of real property and equipment	5,613		1,332		- 4,280
Decrease in reserve under the special law	--		1,827		1,827
Reserve for price fluctuation	--		1,827		1,827
Other extraordinary income	26,287		3,219		- 23,067
Extraordinary losses	**50,506**	**2.65**	**43,103**	**2.27**	**- 7,403**
Loss on disposal of real property and equipment	4,499		3,245		- 1,253
Increase in reserve under the special law	4,111		2,776		- 1,334
Reserve for price fluctuation	4,111		2,776		- 1,334
Other extraordinary loss	41,895		37,080		- 4,814
Income before income taxes	42,734	2.25	25,870	1.36	- 16,863
Income taxes and inhabitants' taxes	14,948	0.79	17,984	0.94	3,036
Adjustment of income taxes	- 2,800	- 0.15	- 11,470	- 0.60	- 8,669
Minority interests	697	0.04	369	0.02	- 328
Net income	**29,888**	**1.57**	**18,986**	**1.00**	**- 10,901**

00119 5,000 2001.10 (新)

Consolidated Statements of Cash Flows

(All amounts are in millions of yen.)

Accounts / Consolidated years	For the business year ended March 31, 2001 (April 1, 2000 - March 31 2001) Amount	For the business year ended March 31, 2002 (April 1, 2001 - March 31 2002) Amount	Fluctuation
I. Cash flows from operating activities			
Income before income taxes	42,734	25,870	- 16,863
Depreciation and amortization	24,137	24,378	240
Increase in reserve for outstanding claims	40,253	33,182	- 7,071
Increase in underwriting reserves	- 14,581	- 18,573	- 3,992
Increase in allowance for bad debts	- 15,910	- 8,595	7,315
Increase in allowance for investment losses	- 5,428	- 142	5,285
Increase in accrued retirement benefits	39,902	407	- 39,494
Increase in accrued bonuses for employees	- 272	2,608	2,881
Increase in reserve for loss on sales of credits	163	- 1,031	- 1,194
Increase in reserve for loss on investment in real estate	2,309	- 1,089	- 3,398
Increase in reserve for price fluctuation	4,111	949	- 3,162
Interest and dividend income	- 140,417	- 138,378	2,039
Gain or loss in connection with securities (- represents loss)	- 35,434	- 10,363	25,071
Interest expense	1,225	1,263	37
Exchange gains or losses (- represents loss)	- 1,958	- 909	1,048
Gain or loss in connection with real estate (- represents loss)	5,456	3,144	- 2,311
Increase in other assets (excluding investment activities, financing activities, etc.)	9,465	- 6,906	- 16,371
Increase in other liabilities (excluding investment activities, financing activities, etc.)	- 3,664	- 22,953	- 19,289
Other	17,762	12,991	- 4,770
Subtotal	- 30,145	- 104,147	- 74,002
Interest and dividends received	142,640	143,970	1,330
Interest paid	- 1,217	- 1,261	- 43
Income taxes paid	- 46,507	- 7,553	38,954
Cash flows from operating activities	**64,768**	**31,007**	**- 33,761**
II. Cash flows from investing activities			
Net increase in bank deposits	17,543	7,918	- 9,625
Purchases of monetary claims bought	- 19,585	- 5,867	13,718
Proceeds from sale and maturity of monetary claims bought	34,094	6,287	- 27,806
Payment for increase in money trust	- 16,128	- 4,080	12,047
Proceeds from decrease in money trust	28,664	12,235	- 16,429
Purchases of marketable securities	- 789,321	- 737,705	51,616
Proceeds from sale and maturity of securities	652,317	608,882	- 43,434
Loans receivable made	- 211,004	- 219,903	- 8,898
Collection of loans	339,488	325,731	- 13,757
Other	- 1,096	2,551	3,647
II ① Subtotal	34,971	- 3,950	- 38,922
(I + II ①)	99,740	27,057	- 72,683
Purchase of real property and equipment	- 15,462	- 19,693	- 4,231
Proceeds from sales of real property and equipment	10,391	2,516	- 7,874
Other	- 2,619	148	2,767
Cash flows from investing activities	**27,282**	**- 20,979**	**- 48,261**
III. Cash flows from financing activities			
Proceeds from issuance of commercial paper	26,500	--	- 26,500
Repayment for maturity of commercial paper	- 56,500	--	56,500
Payment for maturity of convertible bonds	--	- 19,854	- 19,854
Payment for acquisition of treasury stock	- 20,110	- 11,598	8,512
Cash dividends paid	- 10,516	- 10,272	243
Cash dividends paid to minority shareholders	- 131	- 122	9
Other	- 40	- 452	- 412
Cash flows from financing activities	**- 60,799**	**- 42,299**	**18,499**
IV. Effects of exchange rate changes on cash and cash equivalents	**3,898**	**1,454**	**- 2,444**
V. Increase in cash and cash equivalents	**35,150**	**- 30,816**	**- 65,967**
VI. Cash and cash equivalents at beginning of the year	**349,252**	**401,475**	**52,222**
VII. Increase in cash and cash equivalents in accordance with the new consolidation	**602**	**1,725**	**1,122**
VIII. Increase in cash and cash equivalents in accordance with the business transfer	**16,469**	**--**	**- 16,469**
IX. Cash and cash equivalents at end of the year	**401,475**	**372,383**	**- 29,091**

00119 5,000 2001.10 (新)

5. [Translation in English]

June 20, 2002

To whom it may concern:

Name of the Company: Mitsui Sumitomo Insurance Company, Limited (the "Company")

Name of Representative: Hiroyuki Uemura, President and Director (Securities Code No. 8752)

Inquiry should be made to: Hiroyuki Takahashi, General Manager of Accounting Dept. (TEL: 03-3297-6648)

(Amendment) Partial Amendments to Attached Materials for Summary of Consolidated Financial Statements for the Year ended March 31, 2002

The Company announces that partial amendments have been made to the attached materials for the summary of the consolidated financial statements for the year ended March 31, 2002, which was made public on May 31, 2002.

Particulars

Amended parts: "1. Business segment information" of the "Segment Information" on page 21 of the Japanese original and page 26 of the English translation.

[Before amendment]
For the business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Non-life insurance business	Life insurance business	Total	Eliminations	Consolidated
I Ordinary income and expenses Ordinary income					
(1) Ordinary income to third parties	1,404,269	99,811	1,504,081	64,836	1,439,244
(2) Intersegment ordinary income	1,310	--	1,310	1,310	--
Total	1,405,579	99,811	1,505,391	66,146	1,439,244
Ordinary expenses	1,356,504	98,627	1,455,132	66,180	1,388,951
Ordinary profit	49,075	1,183	50,259	33	50,292
II Assets, amortization and depreciation and capital expenditures Assets	6,985,012	534,065	7,519,078	195,173	7,323,905
Amortization and depreciation	18,985	114	19,100	--	19,100
Capital expenditures	12,269	171	12,440	--	12,440

[After amendment]
For the business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Non-life insurance business	Life insurance business	Total	Eliminations	Consolidated
I Ordinary income and expenses Ordinary income					
(1) Ordinary income to third parties	1,404,269	99,811	1,504,081	64,836	1,439,244
(2) Intersegment ordinary income	1,310	--	1,310	1,310	--
Total	1,405,579	99,811	1,505,391	66,146	1,439,244
Ordinary expenses	1,356,504	98,627	1,455,132	66,180	1,388,951
Ordinary profit	49,075	1,183	50,259	33	50,292
II Assets, amortization and depreciation and capital expenditures Assets	6,985,012	369,487	7,354,500	30,594	7,323,905
Amortization and depreciation	18,985	114	19,100	--	19,100
Capital expenditures	12,269	171	12,440	--	12,440

- End -

00119 5,000 2001.10 (新)

June 6, 2002

6. [Translation in English]

Mitsui Mutual Life Insurance Company
Sumitomo Life Insurance Company
Mitsui Sumitomo Insurance Co.,Ltd.
Sumitomo Mitsui Banking Corporation

Basic Items of the Merger of Asset Management Subsidiaries

Tokyo, June 6, 2002 Mitsui Mutual Life Insurance Company ("Mitsui Life"), Sumitomo Life Insurance Company ("Sumitomo Life"), Mitsui Sumitomo Insurance Co., Ltd ("MSI") and Sumitomo Mitsui Banking Corporation ("SMBC") announced today that they had determined basic items such as the name of the company, the plan for key personnel, share of interest, through extensive discussion based upon the basic agreement, which we announced on April 26, 2002, regarding the merger of their asset management subsidiaries—MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD. ("MLG"), Sumitomo Life Investment Co., Ltd. ("SLI"), Sumisei Global Investment Trust Management Co., Ltd. ("SGT"), MITSUI SUMITOMO INSURANCE ASSET MANAGEMENT CO., LTD. ("MSIAM"), and SAKURA INVESTMENT MANAGEMENT CO., LTD. ("SAMCO").

We established special task forces for each business unit under merger committee, and we are taking steps to build a premiere asset management company that can provide highest quality products and services for clients, by enhancing investment management capability and improving efficiency through the merger. Other details will be determined such as address, merger structure, and personnel toward the merger targeted for December 2002.

1. Name
Sumitomo Mitsui Asset Management Company, Limited.

2. The plan for key personnel
Chairman: Shozo Otaki
(Chairman of MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD)
President(CEO): Keisuke Inoue
(Managing Director of Sumitomo Life Insurance Company)

3. Share of interrest

Mitsui Mutual Life Insurance Company	30.0%
Sumitomo Life Insurance Company	35.0%
Mitsui Sumitomo Insurance Co., Ltd	17.5%
Sumitomo Mitsui Banking Corporation	17.5%

SHOZO OTAKI

SENIOR MANAGING OFFICER AND MANAGING DIRECTOR, GROUP INSURANCE PROMOTION CENTER OF MITSUI MUTUAL LIFE INSURANCE COMPANY
CHAIRMAN OF MITSUI LIFE GLOBAL ASSET MANAGEMENT COMPANY, LTD.

DATE OF BIRTH: 14th January, 1946

CAREER:

July 2001	Senior Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance Company Chairman of Mitsui Life Global Asset Management Company, Ltd.
April 2001	Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance Company Chairman of Mitsui Life Global Asset Management Company, Ltd.
April 1999	President of Mitsui Life Global Asset Management Company, Ltd.
March 1999	Executive Managing Director and General Manager, Financial Planning Dept. and Investment Advisor of Separate Account Investment Dept.
April 1998	Executive Director and General Manager, Financial Planning Dept. and Investment Advisor of Separate Account Investment Dept.
April 1997	Executive Director and General Manager, Financial Planning Dept.
July 1996	Executive Director and General Manager, Separate Account Investment Dept.
April 1992	General Manager, Separate Account Investment Dept.
April 1968	Joined Mitsui Mutual Life Insurance Company

EDUCATION: Graduated from Keio University,
Faculty of Economics in March, 1968

KEISUKE INOUE

SENIOR VICE PRESIDENT
AND
MANAGING DIRECTOR

DATE OF BIRTH: 6th August, 1949

CAREER:

April 2002	Senior Vice President and Managing Director
October 2001	Managing Director
April 2000	Director and General Manager, Corporate Marketing & Operating Dept.
July 1999	Director and General Manager, Financial Business Innovaion Dept.
January 1999	General Manager, Financial Business Innovaion Dept.
May 1998	General Manager, Investment Business Innovation Committee
April 1996	General Manager, Credit Risk Analysis Dept. − II
April 1973	Joined Sumitomo Life Insurance Company

EDUCATION: Graduated from Hitotsubashi University,
Faculty of Law in March, 1973

00119 5,000 2001.10 (新)

7. [Translation in English]

June 27, 2002

To Shareholders:

Notice of Resolutions of the 85th Ordinary General Meeting of Shareholders

Dear Sirs:

This is to notify you that the following matters were reported and resolved at the 85th Ordinary General Meeting of Shareholders held today.

Yours faithfully,

Mitsui Sumitomo Insurance Co., Ltd.
(the "Company")
27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo

By: Hiroyuki Uemura
President and Representative Director

Particulars

Matters reported:

Business Report, Balance Sheet and Income Statement for the 85th business year (from April 1, 2001 to March 31, 2002)

The contents of the above statements were reported.

Matters resolved:

First Item:

Approval of Proposal for Profit Appropriation for the 85th business year

This item was approved and resolved as originally proposed.
(Dividend is ¥7.50 per share.)

Second Item:

Acquisition of treasury stock

This item was approved and resolved as originally proposed.

Third Item:

Partial amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed.

Details of the amendments are as follows.

(Amended parts are underlined.)

Before amendment	After amendment
(Total Number of Shares to be issued by the Company and Amount of Par Value per Share) Article 5. 1 The total number of shares to be issued by the Company shall be Three Billion (3,000,000,000) shares, and they shall all be shares with par value; provided, however, that in the event that any share is canceled, the number of shares to be issued shall be reduced accordingly. 2 The par value of each par value per share shall be Fifty Yen (¥50).	(Total Number of Shares to be issued by the Company) Article 5. 1 The total number of shares to be issued by the Company shall be Three Billion (3,000,000,000) shares. Provided, however, that in the event that any share is canceled, the number of shares to be issued shall be reduced accordingly. (To be deleted)
(The Number of Shares per Unit (1 *tan-i*)) Article 6. The number of shares of the Company per unit (1 *tan-i*) shall be One Thousand (1,000). (To be newly established)	(The Number of Shares per Unit (1 *tan-gen*) and Non-Issuance of Share Certificate of Shares Constituting Less Than One Unit (1 *tan-gen*)) Article 6. 1. The number of shares of the Company per unit (1 *tan-gen*) shall be One Thousand (1,000). 2. The Company shall not issue any share certificates of shares constituting less than one unit (1 *tan-gen*), unless otherwise provided by the Share Handling Regulations.
(Cancellation of Shares) Article 7. The Company shall, upon the resolution of the Board of Directors, be entitled to acquire its shares to the extent of Seventy-Five Million (75,000,000) shares for the purpose of the cancellation of shares by way of using profits on and after June 29, 2001.	(To be deleted)
Article 8. (Provision omitted)	Article 7. (Same as Article 8. of the current Articles of Incorporation)
(Transfer Agent) Article 9. 1 (Provision omitted) 2 (Provision omitted) 3 The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-i*) and other matters concerning shares shall be handled by the transfer agent instead of by the Company.	(Transfer Agent) Article 8. 1 (Same as Section 1, Article 9. of the current Articles of Incorporation) 2 (Same as Section 2, Article 9. of the current Articles of Incorporation) 3 The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-gen*) and other matters concerning shares shall be handled by the transfer agent instead of by the Company.

(Share Handling Regulations) Article 10. The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-i*) and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.	(Share Handling Regulations) Article 9. The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-gen*) and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.
(Record Date) Article 11. 1 The Company shall regard the shareholders (including the substantial shareholders; the same shall be applied hereinafter) whose names are entered in the last shareholders' register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year. 2 In addition to the provisions of the preceding paragraph, whenever necessary, upon resolution of the Board of Directors and the giving of public notice thereof in advance, shareholders or registered pledgees whose names are entered in the last shareholders' register as of a specified date shall be the shareholders or registered pledgees entitled to voting rights.	(Record Date) Article 10. 1 The Company shall regard the shareholders (including the substantial shareholders; the same shall be applied hereinafter) whose names are entered or recorded in the last shareholders' register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year. 2 In addition to the provisions of the preceding paragraph, whenever necessary, upon resolution of the Board of Directors and the giving of public notice thereof in advance, shareholders or registered pledgees whose names are entered or recorded in the last shareholders' register as of a specified date shall be the shareholders or registered pledgees entitled to voting rights.
Article 12. ~ Article 16. (Provisions omitted)	Article 11. ~ Article 15. (Same as Article 12. ~ Article 16. of the current Articles of Incorporation)
(Appointment) Article 17. 1 (Provision omitted) 2 The presence of shareholders holding one-third (1/3) or more of the total number of the issued and outstanding shares shall be required for a resolution for the election of Directors. 3 (Provision omitted)	(Appointment) Article 16. 1 (Same as Section 1, Article 17 of the current Articles of Incorporation) 2 The presence of shareholders holding one-third (1/3) or more of the voting rights owned by all shareholders shall be required for a resolution for the election of Directors. 3 (Same as Section 3, Article 17 of the current Articles of Incorporation)
Article 18. ~ Article 27. (Provisions omitted)	Article 17. ~ Article 26. (Same as Article 18. ~ Article 27. of the current Articles of Incorporation)
(Appointment) Article 28. 1 (Provision omitted) 2 The presence of shareholders holding one-third (1/3) or more of the total number of the issued and outstanding shares shall be required for a resolution for the election of Corporate Auditors.	(Appointment) Article 27. 1 (Same as Section 1, Article 28 of the current Articles of Incorporation) 2 The presence of shareholders holding one-third (1/3) or more of the voting rights owned by all shareholders shall be required for a resolution for the election of Corporate Auditors.
(Term of Office) Article 29. The term of office of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement	(Term of Office) Article 28. The term of office of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement

term ended within three years following their assumption of office.	term ended within four years following their assumption of office.
Article 30. ～ Article 37. (Provisions omitted)	Article 29. ～ Article 36. (Same as Article 30. ～ Article 37. of the current Articles of Incorporation)
(Payment of Dividends) Article 38. 1 Dividends shall be paid to shareholders or registered pledgees who are registered as such on the last register of shareholders on March 31st of each year. 2 (Provision omitted) 3 (Provision omitted) 4 (Provision omitted)	(Payment of Dividends) Article 37. 1 Dividends shall be paid to shareholders or registered pledgees who are registered or recorded as such on the last register of shareholders on March 31st of each year. 2 (Same as Section 2, Article 38. of the current Articles of Incorporation) 3 (Same as Section 3, Article 38. of the current Articles of Incorporation) 4 (Same as Section 4, Article 38. of the current Articles of Incorporation)
(To be newly established)	Supplement Notwithstanding the provision of Article 28, the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the first settlement term after May 1, 2002 shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three years following their assumption of office. This Supplement shall be deleted upon resignation of all Corporate Auditors prescribed in this Supplement.

Fourth Item:

Election of sixteen (16) Directors

With respect to this item, each of Messrs. Takeo Inokuchi, Hiroyuki Uemura, Mutsuo Hayashi, Takashi Kawahara, Takeshi Kurioka, Sanpei Nozaki, Takazumi Kanai, Yoshiaki Shin, Atsushi Watamura, Ken Ebina, Tadao Iso Yasuo Tsutsumi, Takashi Yamashita, Susumu Uchida, Hiromi Asano and Kazuo Kondo was elected as originally proposed, and assumed his office.

Fifth Item:

Election of two (2) Corporate Auditors

With respect to this item, each of Messrs. Shutaro Kubo and Yuji Nishiyama was elected as originally proposed, and assumed his office.

Sixth Item:

Presentation of retirement grants to retiring Directors and Corporate Auditors for their services

With respect to this item, it was approved and resolved as originally proposed that the retirement grants to Messrs. Yuji Nishiyama who will resign as Directors at the close of the ordinary general meeting of shareholders and Mr. Fumio Yamamoto, who resigned as Corporate Auditor as at December 10, 2001 be paid in appreciation of their invaluable services to the Company during their respective terms of offices within reasonable amounts based on the specified standards of the Company; and that determination of the amounts, the date of presentation and procedures therefor be entrusted to the Board of Directors in the case of retiring Directors and determination among Corporate Auditors in the case of retiring Corporate Auditors.

- End -

New Structure of Directors, Executive Officers and Corporate Auditors:(as of June 27, 2002)

Chairman Chief Executive Officer (CEO)	Takeo Inokuchi
President Chief Executive Officer (CEO)	Hiroyuki Uemura
Executive Vice President Vice President Executive Officer	Mutsuo Hayashi
Executive Vice President Vice President Executive Officer	Takashi Kawahara
Senior Managing Director Senior Executive Officer	Takeshi Kurioka
Senior Executive Officer	Norio Kobayashi
Senior Managing Director Senior Executive Officer	Sanpei Nozaki
Senior Managing Director Senior Executive Officer	Takazumi Kanai
Senior Managing Director Senior Executive Officer	Yoshiaki Shin
Managing Executive Officer	Seiichiro Fujita
Managing Executive Officer	Hideaki Aida
Managing Director Managing Executive Officer	Atsushi Watamura
Managing Executive Officer	Kenichi Enami
Managing Director Managing Executive Officer	Ken Ebina
Managing Executive Officer	Yoshihiko Mikuni
Managing Director Managing Executive Officer	Tadao Iso
Managing Executive Officer	Tetsuo Kondo
Managing Executive Officer	Kazuo Yamada
Managing Director Managing Executive Officer	Yasuo Tsutsumi
Managing Director Managing Executive Officer	Takashi Yamashita
Managing Director Managing Executive Officer	Susumu Uchida
Executive Officer	Hirotoshi Nakamura

Executive Officer	Yasuo Ogura
Executive Officer	Nobuyuki Hidaka
Executive Officer	Koji Yoshida
Executive Officer	Toshihiro Nakagawa
Director Executive Officer	Hiromi Asano
Executive Officer	Tsutomu Nagamasa
Executive Officer	Kumio Ohisa
Executive Officer	Minoru Shoda
Executive Officer	Toshiaki Egashira
Executive Officer	Hisatoshi Sato
Executive Officer	Norio Misaka
Executive Officer	Kazuo Araya
Executive Officer	Koichi Kubota
Executive Officer	Ichiro Iijima
Executive Officer	Shunji Abo
Director Executive Officer	Kazuo Kondo
Standing Corporate Auditor (Full-time)	Kazuho Tanaka
Standing Corporate Auditor (Full-time)	Satoru Ohno
Standing Corporate Auditor (Full-time)	Shutaro Kubo
Standing Corporate Auditor (Full-time)	Yuji Nishiyama
Corporate Auditor	Kenichi Kamiya
Corporate Auditor	Akira Nishioka

00119 5,000 2001.10 (新)